Mineral Resource Estimate, Frischgewaagd 96JQ Portion 11
North West Province, Republic of South Africa,

Prepared by	David Gray BSc Honours Geology, Pr. Sci. Nat. Principal Consultant – Resource Evaluation Adam Miethke BAppSc Honours Geology, GDB. Senior Resource Geologist – Resource Evaluation

Office Locations

Perth

87 Colin Street

West Perth  WA  6005

PO Box 77

West Perth  WA  6872

AUSTRALIA

Tel:

+61 8 9213 9213

Fax:

+61 8 9322 2576

ABN 99 085 319 562

perth@snowdengroup.com

Brisbane

Level 15, 300 Adelaide Street

Brisbane  QLD  4000

PO Box 2207

Brisbane  QLD 4001

AUSTRALIA

Tel:

+61 7 3231 3800

Fax:

+61 7 3211 9815

ABN 99 085 319 562

brisbane@snowdengroup.com

Vancouver

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1090 West Pender Street

Vancouver  BC V6E 2N7

CANADA

Tel:

+1 604 683 7645

Fax:

+1 604 683 7929

Reg No. 557150

vancouver@snowdengroup.com

Johannesburg

Technology House

Greenacres Office Park

Cnr. Victory and Rustenburg Roads

Victory Park

Johannesburg 2195

SOUTH AFRICA

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Parklands 2121

SOUTH AFRICA

Tel:

+ 27 11 782 2379

Fax:

+ 27 11 782 2396

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johannesburg@snowdengroup.com

London

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Weybridge

Surrey KT13 0TT, UK

Tel:

+ 44 (0) 1932 268 701

Fax:

+ 44 (0) 1932 268 702

london@snowdengroup.com

Website

www.snowdengroup.com

Subsidiary of Downer EDI Ltd

This report has been prepared by Snowden Mining Industry Consultants (‘Snowden’) on behalf of .

© 2007

IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Technical Report, in accordance with Form 43-101F1, for Platinum Group Metals (RSA) Ltd by Snowden. The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in Snowden’s services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report.  This report is intended to be used by Platinum Group Metals (RSA) Ltd, subject to the terms and conditions of its contract with Snowden. That contract permits Platinum Group Metals (RSA) Ltd to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities law, any other use of this report by any third party is at that party’s sole risk.

Issued by: Office Doc Ref: 15d_06_07_PTM Portion11 NI43101.doc Print Date: 15 June 2007

Platinum Group Metals (RSA) Ltd: PTM Mineral Resource Estimate, Frischgewaagd 96JQ Portion 11

1

Summary

9

1.1

The Property and Terms of Reference

9

1.2

Location

9

1.3

Ownership

9

1.4

Geology

10

1.5

Mineralisation

10

1.6

Status of exploration

10

1.7

Mineral Resource Statement

10

1.8

Recommendations – Qualified Persons

12

2

Introduction

13

3

Reliance on other experts

14

4

Property description and location

15

4.1

General

15

4.2

Mineral tenure

15

4.3

Location of Licence

17

4.4

Environmental aspects

17

5

Accessibility, climate, local resources, infrastructure and physiography

18

5.1

Access

18

5.2

Climate

18

5.3

Topography, elevation and vegetation

18

5.4

Hydrogeology

19

5.5

Infrastructure

19

6

History

21

6.1

Ownership history

21

6.2

Exploration history and evaluation

21

6.3

Historical resources and reserves

21

6.4

Production

22

7

Geological setting

23

7.1

General

23

7.2

Regional geology

24

7.3

Local geology

25

7.3.1

Stratigraphy

25

7.3.2

Structural Setting

26

7.3.3

Faults

27

7.3.4

Dykes and Sills

28

7.3.5

Potholes

29

7.3.6

Replacement pegmatites

30

8

Deposit Types

32

8.1

Merensky Reef facies

32

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8.2

UG2 Chromitite and associated lithologies

32

9

Mineralisation

33

9.1

Stratigraphy and Facies areas

33

9.1.1

Merensky Reef mineralisation

35

9.1.2

UG2 Chromitite mineralisation

37

10

Exploration

40

10.1

General

40

10.2

Exploration drilling

40

10.3

Geophysical data acquisition

40

10.3.1

Quickbird imagery and field mapping

40

10.3.2

High resolution aeromagnetic survey

41

10.3.3

3D seismic survey

42

11

Drilling

43

11.1

General

43

11.1.1

Procedures

43

11.2

Extent of drilling

44

11.3

Results

47

12

Sampling method and approach

48

13

Sample preparation, analyses, and security

49

13.1

Sample preparation prior to dispatch of samples

49

13.2

Sample Preparation, Laboratory Standards and Procedures

49

13.3

Quality Assurance and Quality Control Procedures and Results

50

13.3.1

Standards

50

13.3.2

Blanks

50

13.3.3

Laboratory monitoring of assays

51

13.4

Statement on the adequacy of sample preparation, security and analytical procedures

51

14

Data verification

52

14.1

General

52

14.2

Historic database

52

14.3

Calculated grade data

52

14.4

Bulk Density

53

14.5

Twin drilling

53

14.6

Verification by Snowden

53

14.6.1

Data flow background

53

14.6.2

Sample data validation

53

14.6.3

Topographic surfaces

54

14.6.4

Reconciliation with mine production information

54

14.7

Statements regarding verification

54

15

Adjacent properties

55

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15.1

Public-Domain Information about Adjacent Properties

55

16

Mineral processing and metallurgical testing

56

17

Mineral resource estimates

57

17.1

Summary

57

17.2

Disclosure

57

17.2.1

Known issues that materially affect mineral resources

57

17.3

Assumptions, methods and parameters

58

17.3.1

Software

58

17.3.2

Data preparation and Compositing Assay Intervals

58

17.3.3

Geological interpretation and modelling

60

17.3.4

Block model set-up

60

17.3.5

Exploratory data analysis

60

17.3.6

Top cuts

61

17.3.7

Variogram analysis

62

17.3.8

Kriging plan

62

17.4

Grade interpolation

63

17.4.1

Model validation

64

17.4.2

Main Reef

65

17.4.3

Thick Reef

67

17.4.4

Central Reef

70

17.4.5

UG2 Chromitite

75

17.4.6

Conditional simulation

77

17.5

Resource classification

80

17.5.1

Main Reef

81

17.5.2

Thick Reef

81

17.5.3

Central Reef

81

17.5.4

UG2 Chromitite

81

17.5.5

Mineral Resource estimate comparisons

83

17.5.6

Resource estimate risk

85

17.6

Resource reporting

87

18

Other relevant data and information

92

19

Interpretation and conclusions

93

20

Recommendations

94

21

References

95

22

Date and Signatures

96

23

Certificates

97

Tables

Table 1.1

The total Indicated Mineral Resource for Portion 11 of Frischgewaagd 96JQ. (50% attributable to the WBJV)

11

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Table 1.2

The total Inferred Mineral Resources for Portion 11 of Frischgewaagd 96JQ. (50% attributable to the WBJV).

11

Table 11.1

Merensky Reef intersections within Portion 11 that formed part of the resource estimate

44

Table 11.2

UG2 Reef intersections within Portion 11 that formed part of the resource estimate

46

Table 17.1

UG2Chromitite drillholes excluded from the database

59

Table 17.2

Central and Thick Reef drillholes excluded from the database

59

Table 17.3

Table of estimated geological losses per Reef Facies.

60

Table 17.4

Central facies top cut values (values exceeding top cut values were removed from the database)

61

Table 17.5

UG2 Chromitite facies top cut and cap values (the capped values are denoted by an @ symbol. Assay values exceeding the cap values were reset to the cap value.

61

Table 17.6

The Main Reef Block models length weighted mean values validated with the length weighted mean values of the Drillhole data

67

Table 17.7

Thick Reef Block model length weighted mean value validation with Drillhole data

69

Table 17.8

Central Reef Block model length weighted mean value validations with Drillhole data.  Validations consider each layer seperately.

73

Table 17.9

Thick Reef resource estimate reconciliation with the 2005 resource estimate

84

Table 17.10

Central Reef reconciliation of this resource estimate with the previous April 2006 resource estimate.

84

Table 17.11

Mineral Resource estimate check list of data, geology and estimation

86

Table 17.12

Detailed classified Mineral  Resource for the Portion 11 area.

89

Table 17.13

Indicated Mineral Resources for Portion 11, Frischgewaagd 96JQ,  50% in the WBJV , 100% Project Estimate Below

90

Table 17.14

Inferred Mineral Resources for Portion 11, Frischgewaagd 96JQ,  50% in the WBJV , 100% Project Estimate Below

91

Figures

Figure 4.1

Quickbird image (courtesy of Anglo Platinum) illustrating the location of the WBJV and BRPMJV areas.

15

Figure 4.2

Quickbird image (courtesy of Anglo Platinum) illustrating the location of key properties.

16

Figure 5.1

Topographic contours of Portion 11 and it’s surrounds.

19

Figure 7.1

Location and geology of the Bushveld Complex

23

Figure 7.2

Stratigraphy of the Rustenburg  Layered Suite

26

Figure 7.3

Fault delineation across the property

28

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Figure 7.4

Dyke and iron rich ultramafic replacement pegmatite distribution

29

Figure 7.5

Regional geology of Portion 11 and the surrounding properties illustrating the position of potholes.

30

Figure 9.1

Schematic cross section of the Merensky Reef facies for the area illustrating the relative reef elevations and their footwall lithology associations.

34

Figure 9.2

Locaility plan of Portion illustrating the position of the Merensky Reef facies.  These facies are Main Reef, Thick Reef and Central Reef.  The UG2 Chromitite and its associated layers underly the entire Merensky area.

35

Figure 9.3

Locality plan illustrating the area of occurrence for the Leader chromitite

38

Figure 9.4

A schematic vertical cross section of the UG2 Chromitite and its associated hangingwall and footwall layers

38

Figure 10.1

Total magnetic field of the high resolution aeromagnetic survey

42

Figure 11.1

Distribution of drillholes across Portion 11 and its surrounds

47

Figure 17.1

Graph of composite grade by depth in the Central Reef footwall mineralisation

62

Figure 17.2

Main Reef 3PGE+Au grade resource estimates

65

Figure 17.3

Main Reef width resource estimates

66

Figure 17.4

Main reef accumulation (mgt) estimates

66

Figure 17.5

Thick Reef 3PGE+Au grade resource estimates

68

Figure 17.6

Thick Reef width resource estimates

68

Figure 17.7

Thick Reef accumulation (mgt) estimates

69

Figure 17.8

Central Reef 3PGE+Au grade(g/t) resource estimates

70

Figure 17.9

Central Reef width (m) resource estimates

71

Figure 17.10

Central Reef accumulation (mgt) estimates

71

Figure 17.11

A vertical section of the Central reef footwall mineralisation’s drillholes and block model layers, illustrating a reasonable correlation of the block model estimate with the drillhole values.

75

Figure 17.12

UG2 Chromitite 3PGE+Au grade resource estimates

76

Figure 17.13

UG2 Chromitite width estimates

76

Figure 17.14

UG2 Chromitite accumulation (mgt) estimates

77

Figure 17.15

Main Reef probability plot of the mgt simulations number 1 to 34 compared to the drillhole data (solid red line)

78

Figure 17.16

Main Reef, simulation  1, normalised variogram (red), illustrating a consistent behaviour with the drillhole variogram (green)

79

Figure 17.17

Merensky Mineral Resource classification

82

Figure 17.18

UG2 Mineral Resource classification

83

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Appendices

A

Definitions

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1

Summary

1.1

The Property and Terms of Reference

Platinum Group Metals (Pty) Ltd (PTM) is a Vancouver based Canadian Company, listed on the Toronto Stock Exchange (TSX) and is actively involved in the development of platinum projects in South Africa.  This report details the mineral resource estimates for the Frischgewaagd 96JQ Portion 11 property as determined by Snowden Mining Industry Consultants (Snowden).

PTM forms a fundamental part of the joint venture known as the Western Bushveld Joint Venture (WBJV).  The WBJV has recently benefited from the formal contribution of the mineral resources from Frischgewaagd 96JQ Portion 11 by Rustenburg Platinum Mines Ltd, a subsidiary of Anglo Platinum Limited.  The ownership structure of this joint venture arrangement is 37% by Platinum Group Metals RSA (Pty) Ltd, (PTM) – a wholly-owned subsidiary of Platinum Group Metals Ltd (Canada), (PTML) – 37% by Rustenburg Platinum Mines Ltd, (RPM) – a subsidiary of Anglo Platinum Ltd, (AP) – and 26% by Africa Wide Mineral Prospecting and Exploration (Pty) Ltd, (AW).  The joint venture is a notorial contract and managed by a committee representing all partners.  PTM was appointed as operator by this joint venture committee.

The Portion 11 resource estimate disclosed within this report is based on a resource estimate completed by Snowden on behalf of Anglo Platinum during 2006 for the Bafokeng Rasimone Platinum Mine Joint Venture (BRPM JV).  These mineral resource estimates were directed at the Styldrift 90JQ and Frischgewaagd 96JQ properties and includes the Frischgewaagd 96JQ Portion 11 area.  PTM have disclosed this mineral resource estimate with Anglo Platinum’s approvals.

This Technical Report specifically contains details of the Inferred and Indicated Mineral Resources on the WBJV’s Portion 11 located on the farm Frischgewaagd 96JQ and complies with the Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and the South African Code for the Reporting of Mineral Resource and Mineral Reserves (the SAMREC Code).

Mr. David Gray, of Snowden, is the independent Qualified Person, “QP” for the resource assessment report of Frischgewaagd 96 JQ, Portion 11.  He is registered with the SACNASP, the South African Council for Natural Scientific Professions, Registration No 400018/04.

1.2

Location

Portion 11 is geographically located in the North West province of the Republic of South Africa and is some 120 km west of the capital city of Pretoria and some 130 km northwest of the city of Johannesburg.  Portion 11 is geologically situated along the mid section of the western lobe of the Bushveld Complex (BC).

1.3

Ownership

The government of the Republic of South Africa holds the mineral rights to the project properties under the new act, No. 28 of the 2002: Mineral and Petroleum Resources Development Act, 2002 (MPRDA).  Portion 11 forms part of the WBJV.  The details and status of these mineral rights are available from PTM.

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1.4

Geology

The Portion 11 property is situated on the Western Limb of the Bushveld Complex approximately two kilometers south of the Pilanesberg Complex.  The Bushveld Complex is a layered mafic to ultramafic igneous complex, well known for its good continuity of economic horizons mined for platinum-group elements (PGE), chrome and vanadium.

1.5

Mineralisation

The horizons of interest for Portion 11 are the Merensky Reef and UG2 Chromitite which are located within the critical zone of the Rustenburg Layered Suite (RLS) of the BC.  The horizons of the RLS are known for their geological continuity.  The Merensky Reef and UG2 Chromitite are mineralised with base metal sulphides and platinum group minerals which commonly yield economically attractive concentrations of Platinum (Pt), Palladium (Pd) and Rhodium (Rh) together with Gold (Au), Copper (Cu) and Nickel (Ni).

Both the Merensky Reef and UG2 Chromitite are being mined in areas south of Portion 11 at BRPM and the Impala Platinum mines.  The Merensky Reef and UG2 Chromitite of Portion 11, dip between 6 and 9 degrees and are influenced by their proximity to the Pilanesberg Complex.

1.6

Status of exploration

Exploration is at a reasonable level of detail, with resource estimates supported by a combination of drillholes with a grid spacing of approximately 500 m and geological interpretations of Quickbird imagery, a high resolution aeromagnetic survey and an adjoining 3D seismic survey.  The Merensky Reef may be considered for mining over an undiluted in situ width ranging from 1.11 to 1.55 m and for the UG2 Chromitite from 1.23 to 1.27 m.  The Inferred Mineral Resource ounces for the combined Merensky Reef and UG2 Chromitite total 2.75 million ounces and for the Indicated Mineral Resources total 0.03 million ounces at Portion 11.  Exploration activities in the form of drilling continue across the Portion 11 property with results expected for an updated resource estimate in the very near future.

1.7

Mineral Resource Statement

The following statement summarises the mineral resource estimates completed by Snowden on behalf of AP during 2006 for Portion 11.  These mineral resource estimates form part of a larger mineral resource estimate of Portion 11 and the adjoining properties to the east and south of Portion 11.  The classified Mineral Resource results for Portion 11 are presented in Table 1.1 and Table 1.2.

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Table 1.1

The total Indicated Mineral Resource for Portion 11 of Frischgewaagd 96JQ. (50% attributable to the WBJV).

Indicated Mineral Resources (Resource cut-off widths based on stoping widths of 0.8 m for the Merensky and 0.9 m for the UG2 at 2.0 g/t cut-off )
	Cut-off Resource width Metres	Million tons (100% of Area)	Grade (g/t) 4E	Resource width Average (m)	Million Grams PGM (4E)	Million ounces PGM’s (4E)	Million ounces PGM’s(4E) 50% Attributable WBJV
Merensky Reef (October 2006)	1.18-1.24	0.22	7.38	1.21	1.63	0.05	0.025
UG2 Reef (April 2006)	1.27	0.05	4.32	1.27	0.22	0.007	0.004
Total	1.18-1.27	0.27	6.79	1.22	1.85	0.06	0.03

3PGE+Au Prill Split estimates	Pt	Pd	Rh	Au
Merensky Reef	62%	28%	5%	5%
g/t	4.57	2.07	0.37	0.37
UG2 Chromitite	59%	29%	11%	1%
g/t	2.55	1.25	0.47	0.04

       * The 3PGE + Au Prill Split estimates above are based on drillhole weighted averages

Table 1.2

The total Inferred Mineral Resources for Portion 11 of Frischgewaagd 96JQ. (50% attributable to the WBJV).

Inferred Mineral Resources (Resource cut-off widths based on stoping widths of 0.8 m for the Merensky and 0.9 m for the UG2 at 2.0 g/t cut-off )
	Cut-off Resource width Metres	Million tons (100% of Area)	Grade (g/t) 4E	Resource width Average (m)	Million Grams PGM (4E)	Million ounces PGM’s (4E)	Million ounces PGM’s(4E) 50% Attributable WBJV
Merensky Reef (October 2006)	1.11-1.55	16.10	6.00	1.46	96.67	3.11	1.55
UG2 Reef (April 2006)	1.23	16.24	4.62	1.23	74.93	2.41	1.20
Total	1.11-1.55	32.34	5.31	1.34	171.61	5.52	2.75

3PGE+Au Prill Split estimates	Pt	Pd	Rh	Au
Merensky Reef	62%	28%	5%	5%
g/t	3.72	1.68	0.30	0.30
UG2 Chromitite	59%	29%	11%	1%
g/t	2.72	1.34	0.51	0.05

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1.8

Recommendations – Qualified Persons

Since the reporting of these Inferred and Indicated Mineral Resources estimates in 2006, additional drilling results have become available.  Snowden recommends that an update of the Mineral Resources be completed, together with their Mineral Resource classifications.

This report includes results for resources announced by Platinum Group Metals on April 30 2007, filed by SEDAR.  The following report communicates an Inferred and Indicated Mineral Resource that has been calculated within Portion 11 of the farm Frischgewaagd 96 JQ.  The Merensky Mineral Resource estimate is based on 12 parent drillholes with 23 intercepts, whilst the UG2 Mineral Resource estimate is based on 11 drillholes with 23 intercepts.  The reader is cautioned that Mineral Resources are not Mineral Reserves until they are demonstrated to be economically viable.

Inferred and Indicated Mineral Resources have been reported.  The US Securities and Exchange Commission does not recognise the reporting of Inferred and Indicated Mineral Resources.  These resources are reported under Canadian National Instrument 43-101, but there is a great deal of uncertainty as to their existence and economic and legal feasibility and investors are warned against the risk of assuming that all or part of Inferred and Indicated Mineral Resources will ever be upgraded to a higher category.  Under Canadian rules estimates of Inferred and Indicated Mineral Resources may not form the sole basis of feasibility studies or Pre-feasibility studies.  INVESTORS IN THE USA AND ELSEWHERE ARE CAUTIONED AGAINST ASSUMING THAT PART OR ALL OF AN INFERRED AND INDICATED RESOURCE EXISTS, OR IS ECONOMICALLY OR LEGALLY MINEABLE.

We further advise US investors and all other investors that while the term “Measured Resources” are recognised and required by Canadian regulations, the US Securities and Exchange Commission does not recognise these either.  US INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF MINERAL DESPOSITS IN THIS CATEGORY WILL EVER ME CONVERED INTO RESERVES.

The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  This report and other corporate releases contain information about adjacent properties on which the company has no right to explore or mine.  We advise US and all investors that SEC mining guidelines strictly prohibit information of this type in documents filed with the SEC.  US investors are warned that mineral deposits on adjacent properties are not indicative of mineral deposits on the company’s properties.

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2

Introduction

The Portion 11 Mineral Resource estimate disclosed within this report is based on a Mineral Resource estimate completed by Snowden on behalf of Anglo Platinum during 2006 for the Bafokeng Rasimone Platinum Mine Joint Venture (BRPM JV).  These Mineral Resource estimates were directed at the Styldrift 90JQ and Frischgewaagd 96JQ properties which includes Portion 11.  The Mineral Resource estimate for Portion 11 was disclosed by PTM in a press release dated 30 April 2007 which has resulted in the requirement to file this Technical Report following the formal contribution of the Portion 11 Mineral Resources to the WBJV by Anglo Platinum.

Snowden has prepared this Technical Report for PTM for the purpose of disclosing the results of the exploration program managed by Anglo Platinum on behalf of the BRPM joint venture.  The results of these exploration activities include Portion 11 and the drilling results thereof which were managed Anglo Platinum and by Wesizwe.  Wesizwe were responsible for managing exploration activities on Portion 11 on behalf of AW.  Wesizwe have published independently estimated resources and a pre-feasibility study including Portion 11.

The author of this report, Mr. David Gray, Principal Consultant at Snowden is the independent Qualified Person, “QP” under National Instrument 43-101 (NI 43-101) for the Mineral Resource assessment of Frischgewaagd 96 JQ Portion 11.  He is registered with the SACNASP, the South African Council for Natural Scientific Professions, Registration No 400018/04.  Mr. David Gray was previously (prior to 2006) employed by Anglo Platinum as the Exploration Geologist for the BRPM JV area inclusive of Portion 11.  As a result, he has been intimately involved with the acquisition and Mineral Resource assessment of the exploration information for this area.  He is able to verify that the data relevant to Portion 11 and its surrounds was collected in accordance with Anglo Platinum’s standards and quality assurance and control (QAQC).  Mr. David Gray has conducted a recent site visit during July 2006 to verify the exploration program and its results as part of the Mineral Resource assessment process.  Mr. David Gray has more than 17 years of experience in Bushveld Complex PGE deposits.

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3

Reliance on other experts

Snowden has not verified commercial, environmental and legal aspects of PTM’s mineral tenure and have relied upon PTM for this information.

Geological information used for the Mineral Resource assessment of Portion 11 was reliant on the QP and several technical experts employed by Anglo Platinum, PTM and Wesizwe.  The Mineral Resource assessment has been completed in accordance with the guidelines of the SAMREC code.  In addition to the lead QP, Mr David Gray, several other technical experts were involved in the preparation of this Mineral Resource assessment.

In addition, to the support of these Technical Experts, Snowden adopts it’s own policy of formal peer review for all Mineral Resource assessments completed by its personnel.  In this case, Mr. Ivor Jones completed the internal peer review for these Mineral Resource assessments.  In addition, Anglo Platinum has completed its own internal review of these Mineral Resource assessments.  Through this review process, these Mineral resources may be accepted as a true reflection of the Mineral Resources for Portion 11.

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4

Property description and location

4.1

General

Frischgewaagd 96JQ Portion 11 is geologically located along the mid-western section of the western lobe of the Bushveld Complex (BC) in Southern Africa.  The WBJV area adjoins Anglo Platinum’s Bafokeng Rasimone Platinum Mine (BRPM) and these JV areas are illustrated in Figure 4.1.

Figure 4.1

Quickbird image (courtesy of Anglo Platinum) illustrating the location of the WBJV and BRPMJV areas.

4.2

Mineral tenure

A 50% interest in the Mineral Resources from Frischgewaagd 96JQ Portion 11 was contributed to the WBJV by Rustenburg Platinum Mines Ltd., a subsidiary of Anglo Platinum Limited as announced April 9, 2007.  The contributed mineral rights area is shared 50% by the WBJV and 50% by Wesizwe Platinum Limited (WEZ).  The shared

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areas effective ownership is 50% WEZ, 18.5% PTM, 18.5% AP and 13% AW.  Overall, the WBJV forms a significantly larger area and may be subdivided into nine smaller portions, each area with its own stand-alone licence and Environmental Management Programme (EMP).  These include the properties Koedoesfontein 94JQ, Onderstepoort 98JQ, portions of Elandsfontein 102JQ and portions of Frischgewaagd 96JQ and the location of these properties are illustrated in Figure 4.2.  These properties are centred on Longitude 27° 00’ 00’’ (E) and Latitude 25° 20’ 00’’ (S).

Portion 11 has an area of 4.8 km2 in extent and forms the northern-most property within the Frischgewaagd 96JQ licence area.  Portion 11 is bound to the east by Styldrift 90JQ which forms part of the BRPM JV and is bound in the north by the Ledig 93JQ property, which currently forms part of WEZ.   Conversion of old order mineral rights have been lodged with the South African department of Minerals and Energy affairs according to the new Mineral and Petroleum Resources Development Act, 2002 (MPRDA). Prospecting is continuing while the conversions are in progress.

Figure 4.2

Quickbird image (courtesy of Anglo Platinum) illustrating the location of key properties.

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4.3

Location of Licence

Frischgewaagd 96JQ Portion 11 is regionally located along the mid-western section of the western lobe of the Bushveld Complex (BC), some 120 km west of the city of Pretoria and 130 km north-west of the city of Johannesburg.  Locally, Portion 11 is 35 km north of the city of Rustenburg.

Portion 11’s eastern and southern boundaries are immediately adjacent to the BRPM JV area which has its north shaft mine approximately 6 km south of Portion 11.

4.4

Environmental aspects

The WBJV licences are not subject to any known material environmental issues.  Mining and exploration companies in South Africa operate with respect to environmental management regulations set out in Section 39 of the Minerals Act (1991).  Each area has its own accompanying environmental management programme.

Prospecting areas and mine sites throughout South Africa are subject to the following conditions:

•

environmental management shall conform to the Environmental Management Plan (EMP) as approved by the Department of Minerals and Energy (DME);

•

prospecting activities shall conform to all relevant legislations, especially the National Water Act (1998) and such other conditions as may be imposed by the director of Minerals Development;

•

surfaces disturbed by prospecting activities will be rehabilitated according to the standard that is laid down in the approved EMP’s;

•

financial provisions will be made in the form of a rehabilitation trust and/or financial guarantee; and

•

a performance assessment, monitoring and evaluation report will be submitted annually.

Land use is mainly tribal farmland with agricultural crops such as sunflowers, sorghum and maize and some pastoral grazing. The Koedoesfontein village extends into the north western corner of the tenement.

The area consists of natural habitats with operational ecosystems despite areas of disturbance within these habitats.  Fauna include over 300 recorded bird species, 140 species of herpetofauna including lizards, snakes and gecko and mammals that include kudu, gemsbok, cape eland, common waterbuck, impala, red hartebeest and cats, honey badgers and vervet monkeys.  The larger buck species such as kudu, gemsbok, eland and red hartebeest are not commonly sighted.

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5

Accessibility, climate, local resources, infrastructure and physiography

5.1

Access

The property is located in an area that hosts a long history of mining and exploration activity and as a result general infrastructure is well established.  Highways, bitumen and gravel roads are well maintained and the area is serviced by water and electricity distribution networks and telephone systems.

Portion 11 is located approximately 35 km north of the North West Province city of Rustenburg (Refer to Figure 7.1).  The Chaneng and Frischgewaagd villages are situated approximately 6 km south of Portion 11 and are accessed along a bitumen road that links Rustenburg with Sun City and which bypasses the project area to the west.  A railway line that links BRPM to the national network passes the project area immediately to the east with a railway siding at Bishoek.

The WBJV properties are readily accessible from Johannesburg 120 km along the north west Regional Road route 24 through the city of Rustenburg.

5.2

Climate

The climate of the Western Bushveld Region is best described as of the Highveld Climatic Zone, with low rainfall and high summer temperatures.  The summer months yield the majority of the annual rainfall from October to April with highest periods of rainfall between December and January.  During summer, daytime temperatures average 26ºC (79ºF) whilst night temperatures drop to around 15ºC (68ºF).   During winter, daytime temperatures average 20ºC (68ºF) and night temperatures can drop to below 0ºC (68ºF) with local frost.  Climatic conditions do not hinder work.

5.3

Topography, elevation and vegetation

Portion 11 is characterised by gentle slope angles, dipping southwards to the Elands River.  The Elands River is a perennial stream running along the southern boundary of Portion 11 and flows to the east during the summer rainfall months.

Elevations range from 1060 m in the north of Portion 11 and slopes down to 1020 m at the Elands River in the south.  Elevation increase in altitude northwards towards the Pilanesberg Complex.  The Pilanesberg Complex forms a circular escarpment rising some 260 m above the surrounding plains which are commonly covered by clay-rich, black cotton soils (Figure 5.1).

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Figure 5.1

Topographic contours of Portion 11 and it’s surrounds.

2500.0 E
5000.0 E
7500.0 E
10000.0 E
12500.0 E
-2805000.0 N
-2807500.0 N
-2810000.0 N
-2812500.0 N
Republic of South Africa
BUSHVELD COMPLEX
Elands River
N
1:50000
0 500 1000 1500 2000 2500 3000 3500
Legend
Portion 11 Boundary
Elands River
Topography contours
Farm boundaries
WBJV
BRPMJV
Portion 11

The vegetation within the project area is that of the Thorn Bushveld vegetation type that forms part of the greater Savannah Biome.  Vegetation is dominated by Acacia tortilis with other species that include Rhus lancea, Ziziphus mucronata and Rhus pyroides.

5.4

Hydrogeology

The groundwater level throughout the Bushveld Complex areas varies between 5 m and 25 m below surface.  The saturated zone is defined as the zone below the groundwater level and extends to the base of the Bushveld sequence of bedrock.  Four aquifer types have been identified in the BRPM area that include shallow aquifers (5 m to 20 m below surface), intermediate aquifers, and aquifers in secondary structures such as faults, shear zones and deep-seated aquifers in the weathered and fractured zones.

5.5

Infrastructure

Portion 11 is located 35 km north west of the city of Rustenburg.  The property has good infrastructure and is well supported with a network of bitumen roads to the surrounding cities such as Rustenburg, Pretoria and Johannesburg.   Johannesburg is furthest, but is no more than 120 km from Portion 11.  These main road routes are typically linked to smaller villages en route to these major cities.

Power lines cross the project area and power may be sourced via negotiations with South Africa’s power supply company, Eskom.

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National water may be available pending application for a licence to draw water from the national Vaalkop Northern water system.  Water is periodically drawn from underground aquifers and the Elands River for some of the current exploration activities.

There are several well developed platinum mines located within a 50 km radius of portion 11 which provides access to both materials and skilled labour.  The BRPM mining operation is situated approximately 6 km to the south of Portion 11.

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6

History

6.1

Ownership history

The Bakubung Tribal Authority held the beneficial rights to a 50% share of Portion 11 of Frischgewaagd.  The remaining 50%, together with a Prospecting Permit was held by Rustenburg Platinum Mines, a subsidiary of Anglo Platinum.

Under the most recent notarial agreement, a 50% interest in this property’s minerals was contributed to the WBJV by Rustenburg Platinum Mines.  As a result, Portion 11’s mineral rights are shared 50% by the WBJV and 50% by Wesizwe Platinum Limited.  Currently, Portion 11 has a shared ownership structure which is effectively 50% Wesizwe, 18.5% PTM, 18.5% Rustenburg Platinum Mines and 13% Africa Wide.

6.2

Exploration history and evaluation

The primary data source for the resource estimates of Portion 11 was 308 drillholes which were drilled within Styldrift and the adjacent properties over the last 55 years by Wesizwe, Anglo Platinum, the BRPM JV and PTM.  Drilling is currently still active across Portion 11 and the surrounds.  Although historic drilling began in 1971, most of these holes were drilled from 1990 onwards, with approximately 30% having been drilled in the last two years.  Of note is that of these 308 drillholes, a total of 18 parent drillholes are located within Portion 11.

In addition to historical drilling, the geological understanding of Portion 11 has benefited from extensive exploration by Anglo Platinum and the BRPM JV.  These activities include the acquisition and interpretations of remote sense data such as Quickbird imagery, together with surface mapping and trenching, and geophysical gravity and ground magnetic surveys.  In addition, a high resolution aeromagnetic survey was completed in 2002 and covers Portion 11 and the surrounds.  Anglo Platinum completed a 3D seismic survey which covers a central north westerly oriented area located on the Styldrift property of the BRPM JV area.  Adjacent 3D seismic survey information from AP has provided significant confidence to the structural geology of surrounding areas.

The exploration activities have provided detail geological information with regards the depth, attitude and continuity of the UG2 Chromitite and Merensky Reef.  These exploration tools have assisted with the structural delineation of major faults, dykes and replacement pegmatites.  Comprehensive interpretations of these data sets have assisted in establishing the nature of the sub-cropping mafic Bushveld layers onto the underlying sedimentary palaeo floor and have assisted in establishing the location of different reef facies across the area.

6.3

Historical resources and reserves

At AP’s request, Snowden (Mr. David Gray) prepared a Mineral Resource estimate of the UG2 Chromitite and Merensky Reef for the Styldrift 90JQ and Frischgewaagd 96JQ area during 2006.  PTM have disclosed these Mineral Resources for Portion 11 according to the recent contributions of Portion 11 to the WBJV.  Wesizwe have published independently estimated resources for a pre-feasibility study which includes Portion 11.

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6.4

Production

There has been no previous production from Portion 11 or any of the WBJV properties.

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7

Geological setting

7.1

General

Portion 11 is entirely underlain by rocks of the layered igneous intrusion known as the Bushveld Complex.  In particular, the Rustenburg Layered Suite (RLS) of the Bushveld Complex (BC) is unique and well known for its good continuity of layering and in particular the presence of economic horizons that are mined for platinum, palladium, rhodium and gold (PGE’s), chrome and vanadium.  The property is located on the Western Lobe of the Bushveld Complex and is 2 km south of the Pilanesberg Complex (Figure 7.1).

The exploration targets of the property are the Merensky Reef and UG2 Chromitite which are situated in the critical zone of the RLS of the BC.  The Merensky Reef and UG2 Chromitite are mined at BRPM and Impala Platinum mines located 6 to 15 km south of Portion 11.  In general, the layered package dips at less than 10 degrees and local variations in the reef attitude have been modelled.  The Merensky and UG2 Chromitite for Portion 11, dip between 6 and 9 degrees with local geological complexities resulting from the nearby Pilanesberg Complex and the underlying Transvaal sediments.

Figure 7.1

Location and geology of the Bushveld Complex

ZIMBABWE
MOZAMBIQUE
BOTSWANA
NAMIBIA
SWAZILAND
LESOTHO
ATLANTIC OCEAN
INDIAN OCEAN
N
Potgietersrus
Burgersfort
Steelport
Groot Marico
Warmbaths
Vlakfontein Fault
WBJV
Rustenburg
Stofberg
Middelburg
Dullstroom
PRETORIA
Rustenburg Fault
JHB
Bethal
100 km
Legend
Alkaline intrusions
Lebowa Granite Suite
Rashoop Granophyre Suite
Rustenburg Layered Suite
Rooiberg Group
Transvaal Sequence

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7.2

Regional geology

The Bushveld Complex occurs within the Archean Kaapvaal craton of Southern Africa.  This craton is characterised by the presence of the BC, a large ultramafic-mafic layered complex that was emplaced approximately 2050 Ma.

The regional geology of the area may be subdivided into four major geological groups as follows:

•

The rocks of the Transvaal Supergroup constitute the floor to the layered rocks of the BC.  Specifically, in the WBJV area, the Magaliesberg Quartzites of the Transvaal Supergroup underlie the rocks of the Bushveld Complex and outcrop approximately 5 km west of Portion 11.

•

The mafic and ultramafic rocks of the Rustenburg Layered Suite of the Bushveld Complex host economic concentrations of platinum group elements (PGEs), gold, nickel, copper and chrome.  Portion 11 is located in the Western Lobe of the Bushveld Complex and is underlain by rocks of the Upper Critical Zone and Main Zone of the Bushveld Complex.  The main economic horizons are the chromitite layers of the Upper Group number two seam (the UG2 Chromitite) and the Merensky Reef.

•

The Pilanesberg Complex is an alkaline intrusive ring complex dated at 1300Ma and contains diverse rock types including alkali-oversaturated rocks (alkali rhyolites) and silica-saturated and under-saturated varieties (phonolites and nepheline syenites). The northern boundary of Portion 11 lies within 1 km of the southern periphery of the Pilanesberg Complex.  The Pilanesberg Complex has an approximate diameter of 25 km.

•

Younger intrusions include dykes and sills of Pilanesberg and Karoo ages of which lamprophyre, dolerite and syenite rock types are common.  In addition, the Bushveld Complex rocks are characterised by late stage iron-rich ultramafic replacement pegmatites, which are locally referred to as “IRURP”.  Replacement pegmatites are commonly iron rich and develop a pervasive, partially re-crystallized character of preferred Bushveld lithologies.

The regional proximity of Portion 11 to the Pilanesberg Complex is believed to have an indirect impact on the regional and local geology.  The Magaliesberg quartzites define the floor of the Bushveld sequences in this area.  Towards BRPM, south of Portion 11, these quartzites form a paleo-high for the floor of the Bushveld Complex sequences.  In the areas directly west of Portion 11, these quartzites rapidly drop in relative elevation.  This change in underlying Magaliesberg quartzites translates to a palaeo-low for the floor of the Bushveld rocks of Portion 11.  The result is a simultaneous change in strike and dip of the Bushveld layering across Portion 11.  Based on the geological interpretation for this area, this regional feature is believed to have had some impact on the local geology, creating an on-lapping relationship of the Bushveld layers with the underlying Transvaal sediments in Frischgewaagd area south of Portion 11.  The local effect of these regional geological changes on the Bushveld Complex is to change the strike and dip of its layering, affecting the continuity of the Merensky Reef and UG2 Chromitite which results in different facies.

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7.3

Local geology

Portion 11 is entirely underlain by rock sequences from the Bushveld Complex.  The stratigraphic sequences are located in the RLS of the BC and are comprised mainly of gabbros, norites, anorthosites and pyroxenites.  These sequences are confined to the lower part of the Main Zone and the Critical Zone.  The Regional geological setting of Portion 11 is believed to have resulted in the observed changes in local stratigraphic sequences and a changing magmatic environ for the Bushveld magma is suggested for this area.  Post magmatic structural deformation is not believed to be a factor influencing the development of the Bushveld’s observed lithological variances and stratigraphic sequences.

The local geology includes several ages of dyke and sill intrusives, including dolerite, lamprophyre, lamproite and Pilanesberg age syenite intrusives.  Several faults have been interpreted from the adjacent information from AP.  A series of east west trending faults are located along the southern boundary of Portion 11 and are associated with the position of the Elands River.  The 3D seismic survey interpretations have estimated that the Elands River faults are a series of faults which have a 10 to 30 m down throw to the north.

7.3.1

Stratigraphy

A general stratigraphic sequence for the Rustenburg Layered Suite of the western BC is illustrated in Figure 7.2.   The Frischgewaagd area is almost entirely underlain by lithologies of the Critical and Main Zones.  Regionally the Bushveld Complex may be subdivided into five zones, which from bottom to top are as follows:

•

The Marginal Zone which comprises finer-grained norite and gabbro rocks with abundant country-rock xenoliths.

•

The Lower Zone overlies the Marginal Zone and is dominated by the presence of orthopyroxenite and associated olivine-rich cumulates (harzburgite, dunite)

•

The Critical Zone overlies the Lower Zone and is subdivided into a Lower Critical Zone and Upper Critical Zone.  The Lower Critical Zone commences with the onset of cumulus chromite and chromitite layers.  There are a total of seven chromitite layers within the Lower Critical Zone.  The Upper Critical Zone hosts the PGE bearing UG2 Chromitite, with the Merensky Reef marking its upper limit.

•

The Main Zone consists of norites which are inter-layered with anorthosites. The norites have an upward gradation into gabbro-norites.

•

Upper Zone has a base which is characterised by well layered gabbro. The Upper Zone is marked by the appearance of cumulus magnetite and magnetite layers.

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Figure 7.2

Stratigraphy of the Rustenburg Layered Suite

Rustenburg Layered Suite
Upper Zone
Apatite Diorite
Oliv Gabbronorite
Mgt Gabbronorite
Magnetitites
Main 1-7 Magnetite
Main Zone
Gab-norite
Gabbronorite
Upper Main Mottled Anorthosities
Norite
Merensky
Critical Zone
Norite
Upper Critical Zone
UG1, 2
Pyroxenite
Lower Critical Zone
MG1-4
LG1 – LG7
Chromitites
Lower Zone
Harzburgite
Pyroxenite

7.3.2

Structural Setting

Portion 11 is located between the east-northeast striking Vlakfontein fault and the north-northwest striking Rustenburg fault.  These faults are understood to be deep seated large scale faults which have originated prior to the intrusion of the Bushveld Complex magmas.  The Vlakfontein fault has a sinistral sense of displacement, which is in contrast to the dextral displacement of the Rustenburg fault.  There is evidence that these ancient features have propagated into the Bushveld rocks with several smaller scale structural lineaments and associated conjugate sets.  The area is characterised by the following structural features:

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•

East-northeast trending lineaments (faults and dykes) which display some sinistral displacement;

•

North-northwest trending features commonly associated with Pilanesberg-related dykes, which appear to occupy older fault structures parallel with the Rustenburg fault;

•

North-south striking faults;

•

IRURPs have been interpreted from the aeromagnetic survey;

•

An anticlinal structure in the vicinity of the Styldrift and Frischgewaagd boundary which affects local strike and dip of the layering;

•

The Pilanesberg Complex which is located to the north of the property and has an associated increase in fault and joint density within the proximal areas of its contact with the Bushveld rocks.

7.3.3

Faults

The fault interpretation for Portion 11 was based on borehole information combined with the 3D seismic survey interpretation, a high resolution aeromagnetic survey interpretation and surface mapping (Figure 7.3).

At least three fault orientations have been identified for the area.  These orientations are northwest, north-northwest and north.  The northwest fault set appears to be most prominent, with displacements of more than 20 m.

Smaller scale faulting is believed to follow similar orientations to these three main faults.  In addition there is evidence for north-south striking faults which have a component of shearing and associated bad ground conditions.

Geological losses are based on the linear extent of the delineated faults and are associated with clamping pillars placed either side of the fault plane so as to ensure safe mining.

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Figure 7.3

Fault delineation across the property

7500
10000
-2807500
-2810000
Republic of South Africa
BUSHVELD COMPLEX
Elands River Fault
Legend
Faults
Major Faults
Portion 11 Boundary
Farm Boundary
0
250
500
1,000
1,500
2,000
Meters
N

7.3.4

Dykes and Sills

Three main suites of intrusions have been identified, namely:

•

gabbro (dolerite);

•

lamprophyre, lamproite and kimberlite; and

•

Alkaline (syenite).

Geological losses are based on the width of waste dyke material, the linear extent of the delineated dykes and the associated clamping pillars which are required either side of the feature to ensure safe mining.   Dyke intersections within the upper portions of drillhole core, often have a sill character as opposed to the sub-vertical character of the dyke intrusions located in the immediate vicinity of the reef horizons.  These dyke sill intrusions could be problematic for hangingwall stability in the underground mining environment, if located within 10-20 m of the mine excavations hangingwall.  Studies have revealed this risk to be of minimal consequence.  The position of dykes is illustrated in Figure 7.4.

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Figure 7.4

Dyke and iron rich ultramafic replacement pegmatite distribution

7500
10000
-2807500
-2810000
Republic of South Africa
BUSHVELD COMPLEX
N
Legend
Dykes
Replacement Pegmatites
Portion 11 Boundary
Farm Boundary
0
250
500
1,000
1,500
2,000
Meters

7.3.5

Potholes

Identification of pothole intersections for the Merensky Reef and UG2 Chromitite are assisted with interpreted stratigraphic anomalies.  The identified anomolies are illustrated in Figure 7.5  Simply, the following factors may indicate potholing:

•

where footwall stratigraphic widths are narrower or  missing

•

where hangingwall stratigraphic widths are wider

•

where the Merensky Pyroxenite or UG2 chromitite is bifurcating, split or absent and

•

where the Merensky Reef width is anomalous with regard it’s normal facies widths.

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Figure 7.5

Regional geology of Portion 11 and the surrounding properties illustrating the position  of potholes.

7500
10000
-2807500
-2810000
Republic of South Africa
BUSHVELD COMPLEX
Legend
Potholes
Portion 11 Boundary
Farm Boundary
0
250
500
1,000
1,500
2,000
Meters
N

Merensky Reef potholes have been identified within borehole intersections and the 3D seismic survey conducted by AP.  A clear understanding of normal reef facies behaviour has afforded their interpretation.  These potholes are defined as areas where normal reef characteristics are destroyed.  Pothole areas are hence believed to be un-mineable and are considered as a geological loss.  The immediate footwall lithology underlying the Merensky Reef and UG2 Chromitite is often a key identifier of potholing together with variations among deflections of the same borehole. Potholes appear to increase in frequency within the western most areas with the relative decrease in stability of the various lithologies in this area.

Due to the 3D seismic area not covering Portion 11, and the poor ability of drill holes to locate all potholes, pothole losses are bench marked from surrounding actual mine information to ensure minimal risk to mine design and scheduling.  Geological losses due to potholes are estimated at 15% for each of the Merensky Reef and UG2 Chromitite areas across the property.

7.3.6

Replacement pegmatites

Reef packages to the south of the WBJV and Portion 11 are marginally affected by replacement pegmatites.  Because of the irregular size and shape of these bodies, it is difficult to assess the degree of their interference with the reef horizon and a risk adverse approach has been adopted where the surface area, as interpreted from the

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aeromagnetic survey data, is used as the actual loss area (Figure 7.4).  These geological losses are applied to both the Merensky Reef and the UG2 Chromitite.

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8

Deposit Types

The two PGE bearing horizons of Portion 11 are the Merensky Reef and the UG2 chromitite.  The Merensky Reef is classically defined as that portion of the Merensky Pyroxenite which is bound by a top chromitite stringer, a pegmatoidal texture of a feldspathic pyroxenite and the presence of visible disseminated base metal sulphides.  The UG2 Chromitite is defined by a chromitite rock type with sharp top and bottom contacts.  PGE mineralisation is associated with base metal sulphides and a host of platinum group minerals.  The UG2 Chromitite is often underlain by a low PGE grade pegmatoidal feldspathic pyroxenite and is overlain with a feldspathic pyroxenite which is characterised by several alternating layers of chromitite and pyroxenite.

8.1

Merensky Reef facies

The Merensky Reef is that portion of the Merensky Pyroxenite that is bound by a top and bottom chromite stringer and that has a 3PGE+Au grade above 1 g/t.  The higher 3PGE+Au grade values are associated with the top chromite stringer and or a pegmatoidal feldspathic pyroxenite.

8.2

UG2 Chromitite and associated lithologies

The stratigraphic sequence for the UG2 Chromitite and its associated layers has significant variability across the property.  The hangingwall lithologies of the UG2 Chromitite are characterised by several low 3PGE+Au grade chromitite layers.  The hangingwall chromitite layers anastomose with each other and the main PGM bearing UG2 Chromitite layer.

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9

Mineralisation

9.1

Stratigraphy and Facies areas

Four Merensky facies were identified for Portion 11 and the surrounding areas.  The facies are, from east to west, the Main Reef, the Thick Reef, the Central Reef, the Edge Reef and are illustrated in Figure 9.1 and Figure 9.2.  The Edge Reef facies is located along the southern boundary of Portion 11 and as a result not material to this report.  The Merensky Reef facies are characterised by differences in the positions and width of mineralisation within the Merensky Pyroxenite, together with differences in the footwall lithologies and their widths.

The UG2 Chromitite does not display the same degree of lithological variation in it’s footwall as the Merensky Reef; instead varying hangingwall lithologies dominate the differences in the behaviour of the UG2 Chromitite.  As such, the UG2 Chromitite has not been subdivided into different facies areas.  Instead, the UG2 Chromitite is characterised by variation in the presence or absence of its associated lithologies, such as the footwall pegmatoidal pyroxenite and the hangingwall Leader chromitite.

According to drillhole core logging, the following Merensky Reef footwall lithologies are noted per facies area:

1.

Main Reef – Footwall 1c (poikolitic pyroxene anorthosite)

2.

Thick Reef – Footwall 1c (poikolitic pyroxene anorthosite)

3.

Central Reef –Footwall 1a and b (norite) to 3 (norite, leuconorite)

4.

Edge Reef – Footwall 5 and 6 (norite, poikolitic pyroxene anorthosite with a Cr stringer)

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Figure 9.1

Schematic cross section of the Merensky Reef facies for the area illustrating the relative reef elevations and their footwall lithology associations.

STYLDRIFT SCHEMATIC CROSS SECTION

LEGEND
Poikolitic anorthosite
Norite
Norite, with platey olivine
Feldspathic pyroxenite
Pegmatoidal pyroxenite
Chromitite stringer
PGM mineralisation
Frischgewaagd 96JQ Portion 11
MAIN REEF FACIES
THICK REEF FACIES
CENTRAL REEF FACIES
(UPPER)
(MID)
EDGE REEF FACIES
Merensky pyroxenite
FW1c - poikilitic pyroxene anorthosite
~5m
FW1a & b - norite
~3m
FW2 - anorthosite
~0.05m
FW3 - norite
~3m
FW4 - poikilitic pyroxene anorthosite
~0.6 m
FW5 - norite
~0.8 m
~0.2 m
FW6 - chromitite
Norite parting within Merensky Pyroxenite
FW7 platy olivine textured norite
~18m

Note: The Rolling Reef Facies comprises multiple reef elevations, including Central Reef and Edge Reef Facies elevations

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Figure 9.2

Locaility plan of Portion illustrating the position of the Merensky Reef facies.  These facies are Main Reef, Thick Reef and Central Reef.  The UG2 Chromitite and its associated layers underly the entire Merensky area.

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Legend
Main Reef
Thick Reef
Central Reef
Portion 11 Boundary
Farm Boundary
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500
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1,500
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9.1.1

Merensky Reef mineralisation

It is important to note that the top chromite stringer of the Merensky Reef is not always present.  For this reason, it is recommended that the bottom contact of the Merensky Reef with its footwall be adopted as a guide for best cut mining.  The immediate hangingwall of the Merensky Reef was coded as MP, and apart from some sporadic mineralisation, the 3PGE+Au grades are always less than 1 g/t.  The immediate sampled footwall of the Merensky Pyroxenite is coded as MRFW.  The Merensky footwall 3PGE+Au grades decrease with depth below the bottom contact of the Merensky Reef.  The Merensky Reef facies are further defined:

Main Reef Facies

The Main Reef facies is located in the north-eastern most corner of Portion 11, and is characterised by approximately seven metres of Merensky Pyroxenite compared to the usual 1.5 m to 3.5 m widths of the other facies.  The Main Reef has PGE mineralization located within the upper half of the Merensky Pyroxenite.  The Main Reef facies has a well developed poikolitic pyroxene anorthosite (FW1p) footwall layer of approximately five metres thick which is devoid of PGM mineralisation.  The nature of the transition between the Main Reef and the Thick Reef is unknown due to the lack of drillhole

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intersections in this area.  The schematic section of Figure 9.1 illustrates an interpreted nature of this transition.

Thick Reef Facies

The Thick Reef facies is located immediately west of the Main Reef facies and is characterised by PGM mineralisation associated with an approximately 1.8 m thick pegmatoidal feldspathic pyroxenite located at the base of the Merensky Pyroxenite.  The Thick Reef facies, similar to the Main Reef facies, is also characterised by the same five metre wide poikolitic pyroxene anorthosite footwall layer (FW1p).  This immediate footwall lithology is not mineralised.

The Thick Reef facies has good reef continuity and stability in its elevation.  In contrast to the Main Reef, the Merensky pyroxenite of the Thick Reef is approximately half the width at about 3.5 m wide.   The Thick Reef is classically bound by an upper and a lower chromite stringer and is characterised by a well developed pegmatoidal feldspathic pyroxenite.  The Thick Reef has a persistent directional orientation of similar grades and widths which is oriented in a north-westerly direction.  From east to west, the Thick Reef width narrows by half with a harzburgitic base developed in the eastern areas which disappear in the western portions of this facies.  These lithological changes and spatial relationships may become an important sub facies within the Thick Reef area.  This is only likely to be fully realized with additional drilling and sampling data.  At this stage drillhole data is insufficient over the area to warrant further facies divisions.  The nature of the transition zone between the Thick Reef and the Central Reef is well understood with the support of a good grid spacing of drillholes on the Styldrift area.

The schematic section of Figure 9.1 illustrates the interpreted nature of this transition.  Specifically, as the Thick Reef approaches this transition zone it becomes narrower and the basal harzburgite disappears.  Based on the current intersections, the Thick Reef is believed to roll down onto the Central facies elevations within a few metres.  Vertically an elevation change of 5.5 m is estimated.  This width is based on stable reef elevation differences in the stratigraphic sequence of the Thick Reef and the Central Reef facies.  In the horizontal plane the roll edge of this transition is understood to create several S -shaped bends along its length.

Central Reef Facies

The Central Reef area is overlying the Footwall 3 (FW3) marker.  The Central Reef area located on the Styldrift property overlies the Footwall 1 (FW1) marker.  Future logging and drilling programs should focus on developing the relationship of the Central Reef and it’s footwall lithologies.

This suggests that the Central Reef facies has a low to medium probability of rolling reef occurring.  The presence of rolling reef will have a medium to high impact on mining method selection and must be noted.

In addition, rolling reef does occur along the transition zones between the different facies.  Reef development and mineralisation is very poor in these intersections and is not believed representative of the respective facies.  It is not likely that the resources within these roll edges will be mined and hence the impact of roll edges on mined reserves will mainly be dilution.  It is possible that some of these intersections are located in areas affected by potholing.

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Edge Reef Facies

The nature of the transition zone between the Central Reef and the Edge Reef is well supported with drillhole data.  The schematic section of Figure 9.1 illustrates the interpreted nature of this transition.  Specifically, as the Central Reef approaches this transition zone it becomes susceptible to rolling down 2.5 m to the lower stratigraphic elevation of the Edge Reef.  Edge Reef facies is not detailed in this document as it is located on and south of the southern margin of the Portion 11.

9.1.2

 UG2 Chromitite mineralisation

The UG2 Chromitite commonly has 3PGE+Au grades above one gram per ton.  3PGE+Au grade values rapidly decrease within a few centimetres into the underlying and overlying lithologies.  In the Styldrift area, the UG2 footwall does not always have the same common footwall pegmatoidal feldspathic pyroxenite as observed in many areas of the Bushveld; it is often a barren pyroxenite or norite.  Figure 9.3 illustrates the of occurrence for Leader Chromitite.

The UG2 hangingwall lithologies are restricted to a series of chromitite layers within the UG2 hangingwall pyroxenite.  The hangingwall is characterised by three to four chromitite layers varying in width from a few centimetres to a maximum of approximately 50 cm and is illustrated in Figure 9.4.  The upper three chromitite layers are referred to as the triplet chromitite package (coded as “T”), with the middle of these three chromitite layers characterised by fine stringers and disseminated chromite within a pyroxenite.  The triplet chromitite layers are identified in almost all holes across the property.  Due to the narrow widths of the chromitite layers the Triplet package is modelled as a single layer.  The Leader chromitite band is the next underlying chromitite layer below the Triplets and is a few centimetres thick and has been coded as “L”.  It is the first occurrence of a chromitite layer above the UG2 Chromitite within the hangingwall pyroxenite.  It is not part of the Triplet package and is poorly developed across the property.  Figure 9.3 illustrates the estimated extent of the Leader chromitite.  The Leader chromitite is modelled together with the underlying feldspathic pyroxenite due to its narrow width.

The final lithological layer relevant to the UG2 Chromitite is the pyroxenite that occurs between the Leader chromitite and the first Triplet chromitite.  This pyroxenite is relatively barren of 3PGE+Au grade and is noted as a waste parting.

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Figure 9.3

Locality plan illustrating the area of occurrence for the Leader chromitite

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Legend
Leader Chromitite
Portion 11 Boundary
Farm boundary
0
250
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1,000
1,500
2,000
Meters
N

Figure 9.4

A schematic vertical cross section of the UG2 Chromitite and its associated hangingwall and footwall layers

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The pyroxenite partings between the successive chromitite layers are important as diluting materials.  Where the width of the Leader pyroxenite is less than a certain geotechnical width, the overlying Leader chromitite will be required to be mined with the UG2 Chromitite as diluting materials.  Similarly, where the Leader to Triplet pyroxenite is less than the specified geotechnical width, the overlying Triplet package will be required to be mined with the UG2 Chromitite, the Leader chromitite and pyroxenite as diluting materials.

At this stage it is relevant to note, that from the resource model width estimates, there are small areas which have the opportunity to mine the UG2 Chromitite without including the overlying diluting chromitite layers and their associated waste pyroxenite partings.  Where the successive pyroxenite partings to the Leader Chromitite and the Triplet Chromitites were each individually less than 0.5 m thick, it was believed that the UG2 Chromitite may be mined on its own without any diluting materials.

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10

Exploration

10.1

General

The primary data source for this study was 308 drillholes drilled over the last 55 years by Anglo Platinum, PTM, Wesizwe and the BRPM joint venture.  Although historic drilling began in 1950, most of these holes were drilled from 1990, with approximately 30% having been drilled in the last two years.  Of these 308 drillholes, a total of 18 drillholes are located within Portion 11 of Frischgewaagd 96JQ.

Historic fieldwork in the form of soil sampling, surface mapping and trenching was completed.  This information has assisted with the interpretation of the regional and local structural setting.

In addition, several remote sensing data sets were acquired and interpreted by Anglo Platinum on behalf of the BRPM joint venture.  These include Quickbird imagery, a high resolution aeromagnetic survey and a 3D seismic survey.  These data sets have all been interpreted by suitably experienced and skilled persons.  The interpretations have been combined to provide a comprehensive geological model for Portion 11 and its surrounds.

10.2

Exploration drilling

Anglo Platinum started exploration drilling in 1950.  AP continued drilling in 1964 when ELN 1 and 2 were drilled.  14 years later FG1, SD1 and 3 were drilled.  ELN3 and 4 were only drilled 12 years later.  Apart from FG1 all of these earlier holes were located on the farms south and east of Portion 11.  1990 marked the start of the first major phase of continuous drilling to the current day.  The holes SD4 to 51 were drilled from 1990 to 2001 by AP.  The first phase of BRPM Joint venture drilling started in 2002 and has continued until present.  The first phase of the WBJV drilling began in the late 1990’s?  and was drilled by PTM on behalf of the WBJV and has continued until present.  Wesizwe started drilling on Portion 11 in 2005 and has continued until present.  Drilling services have been provided by a host of South African drilling companies, dominated by Drillcorp Africa.

10.3

Geophysical data acquisition

10.3.1

Quickbird imagery and field mapping

Quickbird imagery (courtesy of AP) is a high resolution satellite with a 0.60 m panchromatic band and 4 colour bands (2.4 m) spread across the visible and Near Infra Red part of the wavelength spectrum.  Results have included targeting of outcrop areas. Major drainage channels appear to be associated with structural lineaments such as faulting.  Such an outcrop exposure immediately north-west of the Chaneng village is believed to be the surface expression of the large east down throw boundary fault. In addition, outcrops in the anticline area, have indicated a small degree of flexural slip associated with the formation of the anticline feature.

The field mapping focused on confirming and detailing structural interpretations as derived from AP’s 2001 3D seismic survey and AP’s 2002 high resolution aeromagnetic survey.  Field mapping has confirmed soil profiles, the strike and dip of Bushveld Complex layering, faulting and the sense of movement along the major fault planes and

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the rock type of many of the major dyke intrusions.  Field mapping has also provided an indication of major joint orientations for the different study areas.

10.3.2

High resolution aeromagnetic survey

A helicopter borne high resolution aeromagnetic survey was conducted over the area by Fugro Airborne surveys during August 2002 at the request of AP.   The objectives of this survey were to assist with the structural interpretation for the area in particular the delineation of inferred structures such as faults, dykes and replacement pegmatites.  The specifications of this survey were as follows:

•

50m @ 055 degree line spacing and trend

•

500m @145 degree Tie line spacing and trend

•

20m sensor clearance

•

132 km2 survey area

•

2925 line km

•

Fugro job no was FCR 2191

The airborne magnetic survey covers a large area, providing a good degree of information for geological continuity.  The data set overlaps a small portion of the southern rim of the Pilanesberg Complex, which is marked by a semi-circular negative magnetic anomaly.

Townships, villages and cultural features are visible as high frequency noise in the data. The aeromagnetic survey appears to detect every single house leading to an image of very small dimples.

It is possible to interpret north-south striking faults, which were previously interpreted from the 2001 3D seismic data.  From the aeromagnetic data, there appears to be an increase in the density of structural features in the northern areas.  This could be related to the proximity of the Pilanesberg Complex, which was subjected to subsequent disturbance and subsidence after emplacement.

Based on orientation and magnetic signature, two dominant trends of magnetically susceptible dykes have been recognised.  Firstly, a major, positively anomalous, magnetic trend striking east-northeast and, secondly, negatively remanently magnetised, Pilanesberg-age dykes with a northwest to north-northwest trend.  Two less prominent northwest trending, positively magnetised dykes have been identified in the south-western section of the magnetic data set.  The Pilanesberg dykes are remanently magnetised and consequently appear as blue lines on Total Field Magnetic images.  The dips of the Pilanesberg dykes were found to be sub-vertical.

Iron-rich ultramafic replacement pegmatites (IRURP) have been interpreted in the northern part of Chaneng Village, in the western areas of Boschkoppie and in the Portion 11 area of the aeromagnetic acquisition area.  Experience from elsewhere in the Bushveld Complex has shown that the dimensions of an actual IRURP at Merensky Reef and the UG2 Chromitite elevations are commonly smaller than the dimensions of the magnetic anomaly associated with it.  The dimensions of an IRURP, as modelled from the aeromagnetic imagery and close to surface, may be different to the dimensions of the IRURP on reef elevation.  Consequently, the actual IRURPs may have a smaller impact on geological loss estimates than suggested by the aeromagnetic data.

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The larger IRURP occurrences have been modelled as tabular bodies, using the Modelvision Pro software.  The modelling results are only an estimate of the size and dimensions of an IRURP.  The area west of Portion 11 appears to be transected by several major structures.  The magnetic signature is complicated, and it is difficult to resolve anomalies, which are possibly from stratigraphy, structure and IRURPs.

Figure 10.1

Total magnetic field of the high resolution aeromagnetic survey

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COMPLEX
Legend
PORTION 11 Boundary
0
250
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Meters

10.3.3

3D seismic survey

Anglo Platinum’s first 3D seismic survey was successfully executed over a portion of the Styldrift farm.  Its primary objective was to identify and delineate the structure of faults, dykes and the attitude of the ore body.  The target area was selected due to its attractive Merensky Thick Reef facies.

Rock Deformation Research of Leeds University (RDR) was contracted by AP to form a detailed interpretation of the Styldrift seismic data, together with a final depth conversion of both interpretations and seismic data.  The Styldrift Seismic Survey succeeded in imaging the target Merensky Reef and the UG2 Chromitite, and locating structures affecting them.  Most significant of these is the Boundary Fault, that was not located using the aeromagnetic survey.  The fact that the seismic survey has mapped the structural discontinuities means that mine planning and further exploration can be committed with enhanced confidence in the geological structure, reducing critical risks to mine design.  It should be noted that, although the seismic survey has imaged many structures, it cannot image dykes or faults with vertical displacements less than 5 m.  This emphasises that both seismic and aeromagnetic surveys should be performed over critical ground, since the two methods complement each other. The drill truthing of the remote techniques can, however, never be substituted.

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11

Drilling

11.1

General

Anglo Platinum supplied Snowden with a drillhole database that included drilling that was conducted by Wesizwe, Anglo Platinum and PTM.  These drillholes formed the basis of the Styldrift and Portion 11 resource estimate.

All core holding trays were marked with the drillhole identity and deflection number.  The core was then transported to the BRPM core yard for secure storage.  All pre - 2001 drillcore was stored at the core yard at the Anglo Research Centre in Germiston, Johannesburg.  All post 2001 drillcore has been stored at the BRPM core yard. All core logging and data is stored in Anglo Platinum’s SABLE warehouse database.  This system ensures standardised logging of rock types, structure and sampling.  Appropriate validations ensure that the SABLE database minimises the errors of data capturing.  Original paper log copies are available for most drillholes.  Core logging includes a structural log, geological log and a sample and assay log.

The drillhole data includes geological logs together with the sample and assay results for Pt, Pd, Rh, Au, Cu, Ni and density.  All collar coordinates are stated in the WGS84 LO27 coordinate system.

11.1.1

Procedures

The drilling procedure that was implemented for drilling at Styldrift and the surrounding properties by AP includes:

•

Locating the holes according to the plan with a differential Global positioning system (GPS). Safe rigging of the drill rig over the located borehole position.

•

Inspection of sited hole for Environmental, Health and Safety compliance.

•

Drill site setup including lining of sumps, accommodation, kitchen, ablutions, waste disposal facilities, emergency preparedness and demarcating of the drill site area.

•

Drilling with installation of casing rods in the weathered zone.

All holes were diamond drilled at BQ core size (36.4 mm) with TBW sized core (45.2 mm) deflected through the zones of interest.  Where possible the mother holes were drilled down to below the UG1 chromitite layers.  Holes are typically collared at NX core size (75.3 mm) until competent rock is encountered.  The primary rig used over the years is the Longyear 44 core drill using the wireline coring method.  This last phase of drilling has been contracted to Drillcorp Africa.

Core control is important and was ensured with a yellow depth marker for every 6 m run.  This ensures that core recovery is maintained at the highest level and that an accurate depth of hole is calculated.  Depth of hole is marked at 1 m intervals on the core.  Drillers maintain a permanent log book of all losses and gains with each 6 m run.

Drill holes each proceed with the drilling of a mother or main hole.  This usually extends to approximately 10 m below the UG1 horizon.  Following completion of the main hole deflections are placed according to the site geologist’s instruction.  At Styldrift, three deflections are drilled from the Merensky hangingwall to approximately

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10 m below the UG2 chromitite.  This results in a total of four reef intersections for both the UG2 chromitite and the Merensky reef.  Three of each of the reefs intersections are sampled and assayed for Pt, Pd, Rh, Au, Cu, Ni and density.  The fourth intersection is reserved for mineralogical and metallurgical test work.

On completion of the hole, an electronic multi-shot survey tool is lowered into the drill rods and the down hole survey is conducted simultaneously as the BQ equipment is pulled from the hole.  The survey interval stations are at every 12 meters.  Once all the coring in the hole has been completed a wooden hole-plug with a mechanical locking device is inserted in the hole at a point approximately 5 meters above the last Merensky deflection.  Casings have been left in all the 2005 drill holes for future access with geophysical wireline equipment.  A Trimble 4800 dual frequency differential GPS was used.  The trigonometric beacon, T419, was used as the primary reference beacon.

All core and holding trays are marked with the borehole identity, deflection number and box number.  The core trays are transported within 72 hours to the core yard at BRPM mine, where they are stored and logged under BRPM mines secure conditions.  Core logging includes a structural log, geological log and sample or assay log.

Most of the drill hole core was logged and sampled using the Sable capturing and database system. This system ensures standardised logging of rock types, structure and sampling. Appropriate validations are built into the Sable database system ensuring best possible drill hole data.  Drill holes were hand logged on paper and then transposed onto standard logging sheets and finally into the current Sable database.  All drill hole logging prior to introduction of Sable has been converted into electronic format and all drill hole data now resides in the Sable databases.

11.2

Extent of drilling

A total of 18 parent drillholes have been completed within the Portion 11 property.   Drilling was completed on a 500 m by 500 m grid spacing covering the Portion 11 area (Figure 11.1).  Table 11.1 and Table 11.2 tabulate the drillholes and drillhole intersections located for each geological facies within Portion 11 that formed part of the Merensky Reef and UG2 resource estimates.

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Table 11.1

Merensky Reef intersections within Portion 11 that formed part of the resource estimate

BHID	From	To	Facies
FG9D0	699.04	700.80	Thick
FG9D2	4.28	5.90	Thick
FG9D3	9.18	10.84	Thick
FG10D0	597.23	598.09	Thick
FG10D1	4.20	5.21	Thick
FG10D2	227.79	228.42	Thick
FG54D1	6.30	7.34	Thick
FG54D2	11.14	12.20	Thick
FG54D3	16.19	17.22	Thick
WF-01D0	724.88	726.22	Thick
WF-02D0	701.74	703.68	Thick
WF-07D4	16.51	18.38	Thick
WF-07D5	21.41	23.17	Thick
WF-08D0	703.11	704.77	Thick
WF-23D0	706.91	708.31	Thick
WF-60D2	71.88	72.94	Thick
FG55D0	629.18	630.39	Central
FG55D1	8.36	9.60	Central
FG55D2	13.17	14.26	Central
WF-69D0	610.44	610.93	Central
WF-69D1	11.09	11.71	Central
WF-69D2	20.32	21.03	Central
WF-71D0	682.94	683.33	Central

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Table 11.2

UG2 Reef intersections within Portion 11 that formed part of the resource estimate

BHID	From	To	Facies
FG8D0	812.27	813.05	UG2
FG9D0	747.50	748.52	UG2
FG9D1	4.99	5.97	UG2
WF-02D0	740.45	740.89	UG2
WF-07D0	765.77	767.23	UG2
WF-07D2	10.61	12.19	UG2
WF-07D6	64.81	65.47	UG2
WF-09D0	773.29	774.70	UG2
WF-09D1	51.73	53.04	UG2
WF-09D2	56.42	57.86	UG2
WF-09D3	65.84	67.10	UG2
WF-23D0	743.26	743.79	UG2
WF-61D1	145.06	146.35	UG2
WF-68D0	641.70	642.42	UG2
WF-68D1	55.75	56.33	UG2
WF-68D2	58.83	59.53	UG2
WF-68D3	65.26	66.07	UG2
WF-69D0	642.57	643.17	UG2
WF-69D1	43.59	44.20	UG2
WF-69D2	52.70	53.37	UG2
WF-69D3	57.76	58.34	UG2
WF-71D0	722.16	722.22	UG2
WF-79D0	863.36	864.43	UG2

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Figure 11.3

Distribution of drillholes across Portion 11 and its surrounds

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10000.0 E
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BUSHVELD COMPLEX
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-2810000.0 N
1:25000
0 250 500 750 1000 1250 1500

11.3

Results

Drillcore was logged and sampled across the mineralised Merensky Reef and UG2 Chromitite lithologies.  Down hole survey results have demonstrated that these holes are close to vertical.  Reef wireframe surfaces provided interpreted dips of 6 to 9 degrees and hence core width correction to true widths were minimal.  Of the 18 holes drilled, 15 parent drillholes (39 reef intersections) were suitable for use in the Merensky Reef Mineral Resource and 13 parent holes (35 reef intersections) were suitable for use in the UG2 Chromitite Mineral Resource.

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12

Sampling method and approach

The following section deals with the sampling methods, preparation and data verification methodologies used by AP. PTM and Wesizwe.  Logging and sampling standards applied by Wesizwe and PTM are similar to those of AP.

Positioning of the drillhole core sampling was guided by the geological identification of the Merensky Reef and UG2 Chromitite horizons.  As with geological logging, sampling data was recorded in SABLE, which assists with the validation and adherence to specific logging and sampling standards which minimizes the error in data capture.  The SABLE system allows inclusion of independent standard or blank samples which were used during Quality Analysis and Quality Control.  Drillcore was split in half for sampling.  The following sampling requirements were adopted:

•

Core should be continuous

•

Minimum sample mass is 150g, which equates to minimum of ~12cm of a half core length

•

Sample lengths to be measured accurately

•

Minimal material loss must be maintained

The samples that are located at the top or bottom contacts of 3PGE+Au bearing horizons must include at least 2 cm of hangingwall or footwall materials.  This was done to ensure that reef and hangingwall or footwall are not unrealistically diluted or enhanced in grade.  As a general rule, the hangingwall and footwall of the Merensky Reef and UG2 Chromitite was sampled with at least an additional one metre after the last visible base metal sulphides.  In some cases, other visible sulphide mineralization, not directly associated with the reef layers, was sampled.  The minimum sample size for a good laboratory analysis requires an approximately 12 cm half core length.  All reef intersections that were sampled required a 100% core recovery.  Broken core is correctly oriented relative to each, ensuring the true continuity in mineralisation and continuously sampled downhole core.

The core storage site at Bafokeng Chrome Holdings (subsequently S A Chrome and Alloys) and the BRPM core storage area was fenced with guards from a reputable security company on duty at the entrance to the site. During logging core was laid out the grounds.  No evidence was ever found of any tampering of core and neither were any incidents of illegal access to the grounds reported during the periods of drilling.

Samples were always collected from the core shed and transported by one of the following personnel to the offices of The Mineral Corporation or the Anglo American Research Laboratories.

On arrival at the premises, which had reliable security, sample numbers were checked against field dispatch notes and the samples were admitted to the Anglo American Research Laboratories (AARL) in Germiston.  AARL has a rigid access control system to the premises.  The relevant AARL person is contacted and the analysis laboratory dispatches an employee to accompany the core directly to the laboratory sample reception area.  Samples were off-loaded and directly entered into the sample handling system. Delivery documentation procedures were strictly adhered to.

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13

Sample preparation, analyses, and security

13.1

Sample preparation prior to dispatch of samples

Drilled core is cleaned, de-greased and packed into metal core boxes by the drilling company.  The core is collected from the drilling site on a regular basis by the project geologist and transported to the core yard.  Before the core is taken off the drilling site, the depths are checked and entered on a daily drilling report.  The geologists logging and sampling the core are responsible for checking all drilled core pieces and recording the following information:

• Core losses and core gains.

• Grinding of core.

• Re-checking of depth markings for accuracy.

13.2

Sample Preparation, Laboratory Standards and Procedures

Samples are prepared for transportation to the laboratory as follows:

• Samples are sequenced within the secure storage area and the sample sequences examined to determine if any samples are out of order or missing.

• The sample sequences and numbers shipped are recorded both on the chain-of-custody form and on the analytical request form.

• The samples are placed according to sequence into large plastic bags. (The numbers of the samples are enclosed on the outside of the bag with the shipment, waybill or order number and the number of bags included in the shipment).

• The chain-of-custody form and analytical request sheet are completed, signed and dated by the project geologist before the samples are removed from secured storage. The project geologist keeps copies of the analytical request form and the chain-of-custody form on site.

• Once the above is completed and the sample shipping bags are sealed, the samples may be removed from the secured area.  The method by which the sample shipment bags have been secured must be recorded on the chain-of-custody document so that the recipient can inspect for tampering of the shipment.

The laboratories that have been used to date are Anglo American Analytical Laboratories, Genalysis (Perth, Western Australia), ALS Chemex (South Africa) and Set Point Laboratories (South Africa).

Samples are received, sorted, verified and checked for moisture and dried if necessary.  Each sample is weighed and the results are recorded. Rocks, rock chips or lumps are crushed using a jaw crusher to less than 10 mm. The samples are then milled for 5 minutes in a Labtech Essa LM2 mill to achieve a fineness of 90% less than 106µm, which is the minimum requirement to ensure the best accuracy and precision during analysis.  Excess sample was retained for future use or checks.

Samples are analysed for Pt (ppb), Pd (ppb) Rh (ppb) and Au (ppb) by standard 25g lead fire-assay using silver as requested by a co-collector to facilitate easier handling of prills as well as to minimise losses during the cupellation process. Detection limits for these elements was 0.02 g/t.  Although collection of three elements (Pt, Pd and Au) is

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enhanced by this technique, the contrary is true for rhodium (Rh), which volatilises in the presence of silver during cupellation. Palladium is used as the co-collector for Rh analysis. The resulting prills are dissolved with aqua regia for ICP analysis.

After pre-concentration by fire assay and microwave dissolution, the resulting solutions are analysed for Au and PGMs by the technique of ICP-OES (inductively coupled plasma–optical emission spectrometry.

The Base metals, Cu and Ni undergo multi four acid digestions in Teflon tubes and were analysed with AAS (Atomic absorption Spectrometry).  In addition individual samples were analysed for density.

Assay analytical methods have ranged from (3PGE+Au) analysis prior to 1999 using a Pb collection fire assay (i.e. gravimetric) to post 1999 Ag/Pd collectors been introduced providing a 3PGE+Au grade which was the sum of individual Pt, Pd, Rh and Au assays.

With the current analytical methods, if the combined assay result for Pt, Pd and Au was less than 1.5g/t then an Rh analysis was not done due to its probable content being below the detection limits.  Hence, the database has several missing Rh values.

13.3

Quality Assurance and Quality Control Procedures and Results

In summary, in addition to twin stream analysis for each sample, the following methods were employed:-

•

1 international reference material sample (SARM7B or SARM65) are analysed for every 30 samples.

•

1 in house standard is analysed for every 30 samples.

•

1 standard blank sample is analysed for every 30 samples.

•

1% of samples submitted to the laboratories were comprised of the international reference materials SARM7B or SARM65.

10% of the analysed samples were sent to an external Laboratory for analysis. Genalysis in Perth was used for these quality control checks.

Assay data post 1999 has been subject to good Quality Analysis and Quality Control (QAQC) procedures, with the data pre-1999 only forming a small percentage of the total number of samples.

The QAQC results were regularly analysed to ensure sample values are both accurate and precise by the responsible laboratory and Anglo Platinum.

13.3.1

Standards

There are very few internationally accepted reference materials for PGE analysis and most laboratories make use of two South African standards, namely SARM7B (a Merensky Reef sample) and SARM65 (the UG2 Chromitite sample).  SARM7B and SARM65 materials were obtained from MINTEK.  These standards were made up in 100g parcels and submitted as unknowns as part of sample batches.  However, both AARL and Genalysis were instructed to include the analyses of all of their standards and blanks and these have been evaluated as part of this quality control programme.

13.3.2

Blanks

In addition to the standards, blank samples were submitted to the respective laboratories. The assay analysis returned values of less than the lower detection limits

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for Au and the PGEs which indicated that calibrations remained stable during analytical runs and that there was no inter-sample contamination during milling.

13.3.3

Laboratory monitoring of assays

In addition, each laboratory makes use of a number of international reference materials for their own quality control purposes.  This includes standards developed in-house.  AARL completes a duplicate analysis of 10% of samples, selected randomly, during runs with appropriate clean quartz milling between samples.  The milled intermediates are analysed as blanks.  For each tray, reagent blanks were included for control purposes.  The internationally accepted reference materials used were SARM7B for silicate samples and SARM65 for chrome-rich samples. Data pertaining to these reference materials were analysed using standard methods, and enabled the laboratory to identify spurious analytical results or contamination.

Genalysis uses similar quality control procedures, except that 5% of samples are normally duplicated.

13.4

Statement on the adequacy of sample preparation, security and analytical procedures

The large number of analytical results, which have an associated low analytical error, may be employed to estimate mineral resources.  The latest QAQC results analysed the twin stream data and reveal that outliers are within an acceptable level of below 5% difference between sample values.  Precision of this data was determined to be acceptable at less than 10% for 90% of the population.  No bias was noted for the twin stream data.  Blank samples did not show signs of contamination.  The precision and accuracy of the reference materials was acceptable.  Due to the relatively large number of samples assayed and used in the estimate, the estimate of the grade is believed to be representative.

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14

Data verification

14.1

General

Drillhole data for the Portion 11 Mineral Resource estimate was validated via the SABLE database, physical re-logging and check sampling, re-surveying of historic collar coordinates and conversion of drillhole data into 3D, enabling comparison of drillhole positions with data sets such as the 3D seismic survey, the Planimetric topographic data and the aeromagnetic survey data.  These cross validations of variables between data sets has provided confidence in the integrity and position of this reports Mineral Resource assessment.

14.2

Historic database

Drillholes used for the Mineral Resource assessment of Portion 11 were primarily based on recent (post 1999) drilling by Anglo Platinum, PTM and Wesizwe.  In all cases the historical data prior to 1999 were drillholes drilled by Anglo Platinum. These drill records in the SABLE database have been verified through independent re-logging and sometimes check sampling of the drillcore located at Anglo Platinum’s core yard in Germiston.  No major anomalies were encountered during these verifications.  Snowden, however, does note that the evolving geological understanding of the stratigraphic sequences across this area have necessitated re-logging of many holes in order to confirm lithologies not previously recognised.

According to standard practices, each drillhole is capped with a steel rod and a cement block, marking the position of the drillhole.  However, over time, these drillhole beacons have been removed by local farmers, not enabling all drillholes collar coordinates to be confirmed.  As an additional check, these historic holes stratigraphic elevations were compared to each other, to ensure that hole depths and hence their collar positions were not fatally incorrect.  No errors in collar coordinates were discovered for the Portion 11 drillholes.

14.3

Calculated grade data

Drillhole data, including collar coordinates, geological logging data, sampling and assay data and downhole survey data are all combined using the HOLES3D process of the Datamine software.   This provides 3D drillhole data, enabling sample assay values to be verified against the geological logging data.

The shallow dips of the Merensky Reef and UG2 Chromitite, combined with the sub vertical angles of the drillholes, had a minimal effect on true width of the core intersections.  As a result, no dip correction was applied to the composited intervals.  This was checked using Datamine’s TRUETHK process and resulted in less than 1% difference between true thickness and the vertical thickness.

Sample values across the identified mineralised horizons were combined using a length weighted average calculation performed by Datamine’s software process called COMPDH.  These calculated, composited grades form the basis for the Mineral Resource Estimates.

Drillhole samples were assayed for 3PGE+Au, Pt, Pd, Rh, Au, Cu and Ni grade.  Snowden notes that the platinum group metals prill split data (Pt, Pd, Rh and Au) does not always tally with the 3PGE+Au grade value.  Where discrepancies were

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encountered, the 3PGE+Au grade was set to the total of the Pt, Pd, Rh and Au.  In addition, Snowden recorded several missing Rh prill values.  Of the total Merensky Reef values classified from the joint venture area, 9.4% recorded absent Rh values. This is likely to be due to insufficient sample material or Rh values that are lower than the detection limit.  The Laboratory did not assay for Rh if the Pt plus Pd assay values were less than 1.5 g/t.  In these cases, where no Rh value was assayed, Snowden applied a simple linear regression of Rh to Pt to calculate a Rh value where it was missing.  The older phase drillhole samples did not assay for Pt, Pd, Rh and Au.  No prill values were calculated or used for these samples for the resource estimate.

14.4

Bulk Density

Density analyses are completed per sample for drillholes completed after 1999.  This data has provided valuable detail for the various rock types estimated in these Mineral Resources.  Density values display a low degree of variability per rock type and density values were geostatistically determined for the areas Mineral Resources.

14.5

Twin drilling

No twin drilling was completed for this area.  Snowden notes that each parent hole has at least three deflections for each of the Merensky Reef and UG2 Chromitite, which are each sampled and assayed.  This provides confidence in local grades and provides valuable data for establishing the true nugget effect value of the different facies areas.  In addition, the three deflections provide good support for the continuity in local stratigraphic sequences.

14.6

Verification by Snowden

14.6.1

Data flow background

Drillhole data was accessed from the Anglo Platinum SABLE database and imported into Datamine using the HOLES3D process.

The drillhole data was validated and coded by stratigraphy.  The data validation process checked for sample overlaps, duplicates and incorrect lithological coding.  In addition, 3PGE+Au grade values were checked for appropriate overlap with the logged rock type.  The holes, 5780D7 and D8, 5781D0, D1, D2 and D3, SD2D0, D1, D2 and D3, SD41D0, SD69D0, FG16D1 and SD16D2 all recorded missing assay data over the coded reef widths.

No collar co-ordinates were available for the deflections and the down-hole survey data from the mother hole was used as the collar coordinate for de-surveying the deflection data.  The deflections were assigned the mother hole dip plus 1.5 degrees.

During the STRATZ coding process, drillholes with anomalous stratigraphic sequences and lithologies were noted for exclusion from the resource estimation process.  Examples of these are those affected by potholes, dykes, faults, roll edges and replacement pegmatite.

14.6.2

Sample data validation

Drillhole samples were assayed for 3PGE+Au, Pt, Pd, Rh, Au, Cu and Ni grade.  Snowden notes that the platinum group metals prill split data (Pt, Pd, Rh and Au) does not always tally with the 3PGE+Au grade value.  Where discrepancies were encountered, the 3PGE+Au grade was set to the total of the Pt, Pd, Rh and Au.  In

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addition, Snowden recorded several missing Rh prill values.  Of the total Merensky Reef values classified from the joint venture area, 9.4% recorded absent Rh values. This is likely to be due to insufficient sample material or Rh values that are lower than the detection limit.  The Laboratory did not assay for Rh if the Pt plus Pd assay values were less than 1.5 g/t.  In these cases, where no Rh value was assayed, Snowden applied a simple linear regression of Rh to Pt to calculate a Rh value where it was missing.  The older phase drillhole samples did not assay for Pt, Pd, Rh and Au.  No prill values were calculated or used for these samples for the resource estimate.  The Wesizwe drillhole database records numerous 0 values in assay results for the Pt, Pd, Rh and Au fields.  These values represent trace or detection limit values and were set to 0.02 g/t.

In addition to the prill data modifications, the recorded Cu and Ni data was recorded in units of ppm and percent.  The ppm records were converted to percentages by dividing the ppm values by 10000.

14.6.3

Topographic surfaces

Detailed topographic surfaces were derived from a Planimetric aerial photo survey completed by Anglo platinum on behalf of the BRPM JV.  Results agree with the less detailed relief map generated during the aeromagnetic survey.  In addition, collar coordinate elevations were compared with the detailed surface topographic elevations.  No major discrepancies were noted for the Portion 11 area.

14.6.4

Reconciliation with mine production information

To date, no mining has taken place across the Portion 11 Mineral Resources.  The nearest mining activities are at the BRPM north shaft mine located 6 km south of Portion 11.

14.7

Statements regarding verification

Overall, geological data bases used in defining this Mineral Resource were found to be valid and correctly located.  Data that did not pass the validation steps was either removed from the database or was corrected with appropriate information.  Where possible, the latter option was employed and several drillholes were re-logged as a result.  Physical verification of the position of the various data sets has been confirmed with physical evidence, such as drillhole beacons and verified field mapping of interpreted features.

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15

Adjacent properties

15.1

Public-Domain Information about Adjacent Properties

The following information regarding the properties adjacent to Frischgewaagd 96JQ Portion 11 has been compiled previously by Muller, 2007 and are relevant for the purposes of this NI 43-101 report.

The property to the south and east of Portion 11 is the Bafokeng Rasimone Platinum Mine (BRPM), which operates under a joint-venture agreement between Anglo Platinum and the Royal Bafokeng Nation.  The operation lies directly to the south of the project area and operating stopes are within 6 km of Portion 11.  Additional information is published in Anglo Platinum’s 2006 Annual Report, which can be found on the www.angloplats.com  website.  The Royal Bafokeng Nation has itself made public disclosures and information with respect to the property and these can be found on www.rbr.co.za .

The adjacent property to the north of Portion 11 is part of Wesizwe Platinum Limited.  The Pilanesberg project of Wesizwe is situated on the farms Frischgewaagd 96 JQ (including Portion 11), Ledig 909 JQ, Mimosa 81 JQ and Zandrivierpoort 210 JP.  Wesizwe’s interim report for the six months ended 30 June 2006 published by Wesizwe included a resource declaration on the Merensky and the UG2 Reef horizons.  The statement was prepared in accordance with Section 12 of listing requirements of the JSE and the South African Code for Reporting of Mineral Resources and Mineral Reserves (SAMREC code).  Wesizwe Platinum Limited information is on website www.wesizwe.co.za .

The areas immediately south of Portion 11 form part of the WBJV.  Particularly, Mineral Resources from the Project Area 1, which is on file in compliance with NI 43-101, has stated an Inferred Mineral Resource for Project Area 1. This information may be accessed from the Sedar website (www.sedar.com ).

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16

Mineral processing and metallurgical testing

To date, no metallurgical testing was completed by Anglo Platinum for the Portion 11 Mineral Resources.

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17

Mineral resource estimates

17.1

Summary

Mineral Resources estimates for the property of Frischgewaagd 96JQ Portion 11 have been classified according to the SAMREC Code and are compliant with NI 43-101 guidelines.

17.2

Disclosure

Mineral Resources estimates reported in this technical report were prepared by Mr. David Gray, of Snowden, who is the independent Qualified Person, “QP” for the Mineral Resource assessment report of Frischgewaagd 96 JQ, Portion 11.  Mr. David Gray is registered with the SACNASP, the South African Council for Natural Scientific Professions, Registration No 400018/04.  Mr. David Gray and Snowden are independent of PTM.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.   No Mineral Reserves are reported in this Technical Report.

17.2.1

Known issues that materially affect mineral resources

Snowden do not know of any issues that materially affect these Mineral Resource estimates.  These conclusions are based on the following:

Environmental

The WBJV properties are not subject to any known material environmental issues.  Mining and exploration companies in South Africa operate with respect to environmental management regulations set out in Section 39 of the Minerals Act (1991) and were detailed in Section 4.4.

Permitting

PTM has undertaken to ensure that relevant licences for prospecting and or future mining are in good standing.

Legal

PTM has undertaken to ensure that there are no outstanding legal issues; no legal action, and injunctions pending against the contribution of Portion 11’s Mineral Resources to the WBJV by Anglo Platinum.

Title

No known issues.

Taxation

No known issues.

Socio-economic

No known issues.

Marketing

No known issues.

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Political

The current government of the Republic of South Africa are supportive of the development of Mineral Resources new mining ventures, which serve to prosper and nurture their principles and laws of economic empowerment.

Other relevant issues

No known issues.

17.3

Assumptions, methods and parameters

The Snowden Mineral Resource estimates of the Merensky Reef and UG2 Chromitite of Portion 11 were prepared using the following steps:

•

Data validation, discussed in Section 14

•

Data preparation for geostatistics including calculation of grades, compositing, slicing and general transformation for 2D geostatistical block modelling

•

Geological interpretation and modelling

•

Classical statistical investigation of the assay results for Pt, Pd, Rh, Au, Cu, Ni, Reef width and density

•

Development of Reef facies and boundary conditions

•

Kriging neighbourhood analysis for establishing optimal estimation parameters

•

Grade interpolation

•

Validation of estimates

•

Conditional simulation for quantifying the error in estimation

•

Classification of Mineral Resource estimates

•

Mineral Resource tabulation and reporting.

17.3.1

Software

The Mineral Resource estimate for Portion 11 was completed using Datamine Studio software.  Snowden’s Supervisor software was utilized for analysis of the classical statistics and variography of the data for the different facies areas.

17.3.2

Data preparation and Compositing Assay Intervals

The various SABLE drillhole databases were merged into a single database.  Based on the validations, un-representative reef and footwall data was excluded from the merged data set.  This includes data with missing assay values, incorrect assay to lithology correlations, geologically anomalous intersections such as potholes, roll edges, and dyke and fault influenced intersections.  Table 17.1 and Table 17.2 lists holes which were excluded from the database and are accounted for in the model as geological losses.  These holes are excluded from the database for classical statistics, spatial statistics and modelling.

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Table 17.1

UG2Chromitite drillholes excluded from the database

BHID	Reason for removal
FG10D0	Potholed
WF-01D0	Replacement pegmatite
WF-05D0	Stopped short
WF-07D1	GAPS
WF-07D3	GAPS
WF-08D0	Potholed
WF-60D0	Potholed
WF-60D1	Potholed
WF-60D2	Potholed
WF-60D3	Potholed
WF-60D4	Potholed
WF-60D5	Potholed

  Table 17.2

Central and Thick Reef drillholes excluded from the database

BHID	Reason for removal
FG56D0	Dyke
FG8D0	Anomalous facies
FG8D1	Anomalous facies
FG8D2	Anomalous facies
FG8D3	Anomalous facies

Drillhole data was composited over the entire Merensky Reef width according to the stratigraphic coding.  Footwall mineralisation was composited over equal 20 cm lengths according to the stratigraphic coding.  20 cm lengths compare to the majority of original sample lengths for the footwall mineralisation.

For the UG2 layers, drillhole data was composited separately over the UG2 Chromitite, its footwall pegmatoidal pyroxenite and the overlying hangingwall layers which include the pyroxenite to leader parting, the leader pyroxenite to triplet parting and the combined triplet chromitite and associated pyroxenite layers.

No dip corrections were applied to the intersection widths due to the shallow dips and near vertical attitude of surveyed drillholes that occur across the property.  Accordingly, reef intersections were allocated elevations so that the bottom contact of the Merensky reef was set at a zero elevation.  The footwall data was allocated appropriate elevations so that the slices hang from the Merensky’s zero elevation bottom contact.  Five footwall slices, where assays exist, were generated to cater for a model which extends to 1 m below the bottom contact of the Merensky reef.  Average 3PGE+Au grades below this depth were less than 0.5 g/t and were considered sub economical for underground mining. This modelling method provides the end user with a comprehensive in-situ

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Mineral Resource model which enables selective extraction of layers and grades for establishing optimum mining cuts according to the selected mining method.

The individual UG2 layer’s data was modelled per layer, each set at 0 elevation.

The composited widths, 3PGE+Au grade and content, Pt, Pd, Rh, Au grades and the Cu and Ni percentages were estimated.

17.3.3

Geological interpretation and modelling

Wireframing of the Merensky Reef and UG2 Chromitite was based on the drillhole data and extrapolations from the 2001 3D seismic survey data.  The Merensky and UG2 facies across Portion 11 have a shallow average dip of 6 degrees.

The interpretation of structural features such as faults, dykes, replacement pegmatites and potholes are detailed in Section 7.3.2.  The results of these geological interpretations result in the application of a percentage geological loss estimate noted in Table 17.3.

Table 17.3

Table of estimated geological losses per Reef Facies.

Reef Facies	Potholing	Rolling Reef	Faulting	Dykes	IRURP	TOTAL
Main Reef	3	1	8	6	2	20
Thick Reef	7	1	8	6	2	24
Central Reef	1	10	8	6	2	27
UG2 Chromitite	12	2	8	6	2	30

17.3.4

Block model set-up

An empty model prototype was prepared for each facies of the Merensky Reef and the UG2 layers so as to be coincident with the elevations of the drillhole data.  The block model sizes in the horizontal plane were optimised using a kriging neighbourhood analysis, which tests the kriging efficiency at different block dimensions.  For the UG2 Mineral Resource estimate an optimal block model size of 500 m by 500 m was used.  For the Merensky Mineral Resource estimate a block model size of 400 m by 400 m was used.

17.3.5

Exploratory data analysis

The composited Merensky Reef and UG2 Chromitite variables were visually investigated for spatial continuity and trends together with the classical statistics and variography.   This included the width of the respective reef facies, its 3PGE+Au grade and the accumulated metal contents for these composited intersection’s widths.  The Thick Reef facies has a north westerly trend in the width and grade values, which is detected and used during the variogram modelling.  The Main, Central and UG2 layers did not display any preferential orientation in continuity of values.

Snowden’s Supervisor software was utilized for analysis of the classical statistics of the data for the different facies areas.

The grade variables, 3PGE+Au, Pt, Pd, Rh, Au, percentages for Cu and Ni, the accumulated 3PGE+Au content and the respective layer widths were analysed.  Statistics were analysed for continuity and data integrity, and reveal moderately

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constrained populations, with few outliers or multiple groupings, which supports the stratigraphic coding and facies classification.

Footwall mineralisation is skewed to the low value end of the respective populations.  As a result, slicing data into 20 cm slices, as opposed to wider cut selections, has the effect of minimizing the influence of the higher value samples on the mean grade.

17.3.6

Top cuts

Histograms and probability plots have assisted with identification of potential outlier values for each of the variables.  Outliers identified in this way were re-investigated for correct stratigraphic coding or potential data errors.  Top Cut values are tabulated per facies in Table 17.4 and Table 17.5.  Cutting data has improved variography and removed the effect of high grade outliers in areas with lower drillhole spacing.

Table 17.4

Central facies top cut values (values exceeding top cut values were removed from the database)

	PGE	PT	PD	RH	AU	CU	NI	MGT	SG
Merensky Reef	25.00	20.00	6.50	1.60	1.00	0.40		16.00
Footwall 02-20cm	19.30	12.70	6.88	0.77	0.83	0.21	0.35		3.50
Footwall 20-40cm	15.73	9.33	5.11	0.50	0.83	0.21	0.33		3.50
Footwall 40-60cm	10.85	4.40	2.80	0.42	0.56	0.15	0.18		3.50
Footwall 60-80cm	11.00	4.60	2.70	0.28	0.46	0.11	0.26		3.50
Footwall 80-100cm	4.00	1.80	2.50	0.20	0.39	0.10	0.19		3.50

Table 17.5

UG2 Chromitite facies top cut and cap values (the capped values are denoted by an @ symbol. Assay values exceeding the cap values were reset to the cap value.

	PGE	WIDTH	MGT	PT	PD	RH	AU	CU%	NI%	SG
Triplet package	@ 8	-	@ 6	-	-	0.85	0.1	0.03	0.35	-
Leader to Triplet pyroxenite	-	@4	4	-	3	-	0.15	0.03	0.30	3.8
Pyroxenite to Leader parting	@5	2.2	4	-	-	-	-	0.03	-	-
UG2 Chromitite	18	@2	15	7	5	1.6	0.2	0.03	-	-
UG2 Footwall pegmatoidal pyroxenite	10	3	4.5	6	2.5	0.8	0.7	0.015	-	-

Due to the steady reduction in the Central facies Merensky Reef footwall layer grades with depth below the bottom reef contact, it is appropriate that the data be considered in layers in order to minimise the risk of leaving deeper layer outliers in the respective layer data sets.  This approach to the footwall modelling minimises the risk of over estimation in these layers. The graph in Figure 17.1 was a useful guide for establishing potential high value outliers for the footwall layers.  The grey line depicted on the graph, delineates the general vertical grade profile value limit of the 3PGE+Au grade values.  Footwall grade cutting has been assisted with the histograms, probability plots and the effect this data has on variography.

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Figure 17.1

Graph of composite grade by depth in the Central Reef footwall mineralisation

17.3.7

Variogram analysis

Spatial statistics for the UG2 Chromitite and its associated layers and the Merensky Reef horizon and its footwall layers were analysed using Snowden’s Supervisor software.  Traditional variograms were used to model all horizons.  Composited data, without de-clustering, was used for the variography.  There was no conclusive evidence for anisotropy, with the exception of the Thick Reef facies.  Anisotropy of the Thick Reef facies has its long axis oriented in the direction of 120 degrees.  While data set for the Thick Reef is oriented in a similar direction, visual inspection of the spatial relation of the data values, clearly illustrates the preferred 120 degree orientation.  All other variograms were modelled as isotropic.

For the UG2 layers, the Central Reef, Edge Reef and Rolling Reef and their footwall layers, top cutting removal of high value outliers reduced the variability of the values and the spikiness of the variography.  The footwall variography per layer has high nugget values, indicative of the grade variability which is characteristic of this mineralisation.  Variography is particularly poor for the Rolling Reef facies which is associated with this facies relatively poor continuity.  Similarly, the UG2 hangingwall pyroxenite partings have poor variography for the various metals, due to their low grades and variable and discontinuous style of mineralisation.  Width variograms for these pyroxenite partings were fair and were easily modelled.

Ranges in drill grid spacing have required a range of lag spacing’s so as to optimise variograms for modelling.

17.3.8

Kriging plan

Optimal estimation parameters are influenced by the drillhole data support and grade continuity per facies area and layer.  To assist with selection of appropriate estimation parameters, the drillhole spacing, variogram ranges and local sample values and relative spacing were considered.  Specifically, kriging neighbourhood analysis was completed.  The kriging neighbourhood analysis tested the impact of different estimation parameters on the estimate by interpreting changes in the kriging efficiency and kriging variance.  The tested estimation parameters include block dimensions, search radii and the minimum number of samples used for an estimate.  Kriging efficiency was

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calculated using the formula, KE = ((Total sill value (or population variance) - F Function variance) - KV) / (Total sill value (or population variance) - F Function variance).  The F function variance is derived from within Datamine and represents the within block variance.

17.4

Grade interpolation

Main Reef

For the Main Reef facies simple kriging was used for estimation into 800 m by 800 m blocks using a minimum number of eight samples.  This enabled some local variability to the block estimates, but still recognises the sparse drillhole grid spacing for the Main Reef facies.  For simple kriging, the global geometric mean value for the grade, width and content was used for the kriging.  This was due to the slightly skewed distributions of these populations.  For the Cu and Ni values, which displayed more symmetrical distributions, the mean value was used for the simple kriging.

Variogram ranges for the Main Reef variables (3PGE+Au grade, Width, reef content, Cu and Ni) range from 1500 m to 4500 m for the different variables and the normalised nugget values of these variables ranged between 0.24 (which is 24% of the total variance) and 0.58.  A constant search radius of 1200 m was selected.  This search radius allows most 800 m by 800 m blocks to be estimated with a minimum of 8 samples.  A constant search radius for the estimated variables also ensures that for each block, each variable is estimated with a similar number of samples.  This is relevant for use of and comparison between the prill grade estimates and the 3PGE+Au grade estimates.

Blocks which were not estimated within the search range with the minimum number of samples, were estimated with a search radius sufficient to cover the entire area.  The minimum number of samples for these blocks was also set at eight, allowing some local variance to be reflected in the block estimates.

Thick Reef

For the Thick Reef facies the optimal block size was selected as 400 m by 400 m.  The search radius was 1200 m and 350 m which relates to the range of influence of the 3PGE+Au grade variogram model.  Kriging neighbourhood analysis for the number of samples used during a moderately supported estimate suggests that a minimum of eight samples will result in an optimal block estimate.  Ordinary kriging was employed for the estimation of all variables.

Constant search distances for the Thick Reef of 1200 m and 350 m were selected.  This search radius allows most 400 m by 400 m blocks to be estimated with a minimum of eight samples.  The normalised nugget value of all estimated variables ranged from 0.05 to 0.70.  As with the Main Reef estimation parameters, a constant search radius for the estimated variables also ensures that for each block, each variable is estimated with a similar number of samples.

Blocks which were not estimated within the first search range were estimated with a search volume sufficient to cover the entire area.  These blocks were estimated using a large search radius and the same number of samples.  The minimum number of samples for these blocks was also set at eight, allowing some local variance to be reflected in the block estimates.  This has ensured some continuity of the estimated grades and widths into these areas.

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Central Reef

Within the Central Reef facies, the optimal block size was selected as 400 m by 400 m.  The optimal search radius was 600 m which equates closely to the ranges of influence of the various variogram models.  Kriging neighbourhood analysis for the number of samples used during an estimate suggests that a minimum of 11 samples will provide a good block estimate.  Due to the risk of rolling reef and the high incidence of potholing in the Central Reef areas, this resource is likely to have a higher than normal degree of variability in the actual grades and widths.  In order to recognize this variability, the minimum number of samples used in an estimate was reduced to eight.  Ordinary kriging was employed for the estimation of all variables.

A constant search radius of 600 m was selected for the Central Reef.  This search radius allows most 400 m by 400 m blocks to be estimated with a minimum of eight samples.  The normalised nugget value of all estimated variables ranged from 0.24 to 0.92.  A constant search radius for the estimated variables also ensures that for each block, each variable is estimated with a similar number of samples.

Blocks which were not estimated within the search range with the minimum number of samples, were estimated with a search radius sufficient to cover the entire area.  The minimum number of samples for these blocks was also set at eight, again allowing some local variance to be reflected in the block estimates.  This method ensured some continuity of the Merensky Reef grades and width into these areas.

The estimation parameters for the footwall layers were set equivalent to those of the reef.

UG2 Chromitite and associated layers

Estimation parameters for the layers of this resource are based on the drillhole spacing and a kriging neighbourhood analysis for the UG2 Chromitite.  A 500 m block was used in order to provide a more realistic estimate for the higher drillhole grid spaced areas.  These higher grid density areas coincide with the targeted footprint area of the Merensky Reef feasibility studies.  It is noted that the peripheral areas, with the sparse drillhole data, are not likely to achieve optimal estimates and classification was influenced.  A consistent search range radius of 1000 m is used for each UG2 layer and its respective variables.  The range of influence for the various UG2 layers and respective variables are in most cases over a 1000 m supporting the chosen search volume.  By limiting the search volume to a 1000 m, smoothing is reduced for the resource estimates.  The normalised nugget value of all estimated UG2 variables ranged from 0.14 to 0.64.

Similarly a minimum of 12 samples and a maximum of 24 samples are used for the first search volumes estimates.  A second search volume is used for estimation, and is set at a large enough volume to ensure estimates occur for all blocks and variables.  In this case, the minimum number of samples is set at 24, ensuring some local influence and variability to the estimate.

17.4.1

Model validation

Models have been validated by:

•

Visual comparisons of the drillhole data and related block estimates

•

Statistical comparison of estimated block model means with the composited data means

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•

Comparison of the estimated 3PGE+Au grade to a back-calculated grade estimate from the estimated content and width.

Model estimates within the variogram range are expected to provide a representative estimate of the actual grade and widths for the area.  The following sections detail the Mineral Resource estimates validations for the total block model area per facies.

17.4.2

Main Reef

Resource estimates for the Main Reef facies have a length weighted mean 3PGE+Au grade value of 7.53 g/t over a reef width of 1.13 m for the total block model area.  The back calculated 3PGE+Au grade, the reef width and accumulation block model estimates are illustrated in Figure 17.2, Figure 17.3 and Figure 17.4.  The length weighted mean value of the block model estimates agree well with the length weighted mean of the drillhole data values.  Table 17.6 tabulates and compares the length weighted data and block model estimates for each of the variables estimated.

Footwall and hangingwall values of the Main reef have low grades of 0.2 g/t 3PGE+Au.  It is worth noting that the Main Reef is indicating high reef grade opportunities along its southern boundaries with the Thick Reef facies.  This area may lend itself to be included into the mine studies in the near future.  3PGE+ Au grades in this area are in the region of 9.5 g/t over 0.9 m of reef width.

Figure 17.2

Main Reef 3PGE+Au grade resource estimates

7500.0 E
10000.0 E
-2807500.0 N
-2810000.0 N
Republic of South Africa
BUSHVELD COMPLEX
Legend
Portion 11 Boundary
Farm Boundary
PGE
0-4
4-5
5-6
6-7
7-8
8-9
9-10
10-+
1:25000
0 250 500 750 1000 1250 1500
N

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Figure 17.3

Main Reef width resource estimates

7500.0 E
10000.0 E
-2807500.0 N
-2810000.0 N
Republic of
South Africa
BUSHVELD
COMPLEX
Legend
Portion 11 Boundary
Farm Boundary
WID
0-0.4
0.4-0.5
0.5-0.6
0.6-0.7
0.7-0.8
0.8-0.9
0.9 +
1:25000
0 250 500 750 1000 1250 1500
N

Figure 17.4

Main reef accumulation (mgt) estimates

7500.0 E
10000.0 E
-2807500.0 N
-2810000.0 N
Republic of
South Africa
BUSHVELD
COMPLEX
Legend
Portion 11 Boundary
Farm Boundary
MGT
0-2
2-4
4-6
6-8
8-10
10-12
12-14
14 +
1:25000
0
250
500
750
1000
1250
1500

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Table 17.6

The Main Reef Block models length weighted mean values validated with the length weighted mean values of the Drillhole data

Field	Drillhole mean	Block model mean	% Difference
PGE	7.26	7.57	-4.11
WID	1.11	1.13	-1.58
MGT	8.61	8.51	1.17
CU	0.11	0.12	-5.77
NI	0.22	0.24	-7.69

The drillhole database for the Main Reef facies did not have enough data for the density and prill split values to provide the basis for a reasonable estimate.  As a result a global mean density of 3.2 is recommended for the Merensky Reef.  Prill split values are not estimated and the grade values are based on a back calculation derived from the accumulation and width estimates.

17.4.3

Thick Reef

Resource estimates for the Thick Reef facies have a back calculated length weighted mean 3PGE+Au grade of 5.33 g/t over a reef width of 1.85 m for the total block model area.  The 3PGE+Au grade estimates, the reef width and accumulation block model estimates are illustrated in Figure 17.5, Figure 17.6 and Figure 17.7.  Block model estimates agree with drillhole data values.  Based on the drillhole means, footwall and hangingwall values of the Thick Reef have low grades averaging at 0.08 g/t 3PGE+Au.  The high grades located along the edge of the transition zone to the Central Reef area are commonly associated with narrower reef widths.  There is a reasonable negative correlation of the grade estimate with the width estimate across this facies as observed in the classical statistics.

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Figure 17.5

Thick Reef 3PGE+Au grade resource estimates

7500.0 E
10000.0 E
-2807500.0 N
-2810000.0 N
Republic of South Africa
BUSHVELD COMPLEX
Legend
Portion 11 Boundary
Farm Boundary
PGE
0-4
4-5
5-6
6-7
7-8
8-9
9-10
10+
1:25000
0
250
500
750
1000
1250
1500
N

Figure 17.6

Thick Reef width resource estimates

7500.0 E
10000.0 E
-2807500.0 N
-2810000.0 N
Republic of South Africa
BUSHVELD COMPLEX
N
Legend
Portion 11 Boundary
Farm Boundary
WID
0-0.5
0.5-0.75
0.75-1
1-1.1
1.1-1.2
1.2-1.3
1.3-+
1:25000
0 250 500 750 1000 1250 1500

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Figure 17.7

Thick Reef accumulation (mgt) estimates

7500.0 E
10000.0 E
-2807500.0 N
-2810000.0 N
Republic of South Africa
BUSHVELD COMPLEX
N
Legend
Portion 11 Boundary
Farm Boundary
MGT
0-2
2-4
4-6
6-8
8-10
10-12
12-14
14 +
1:25000
0 250 500 750 1000 1250 1500

Table 17.7

Thick Reef Block model length weighted mean value validation with Drillhole data

Field	Drillhole mean	Block model mean	% Difference
PGE	5.52	5.33	3.64
WID	1.75	1.85	-5.67
MGT	10.12	9.84	2.89
SG	3.27	3.26	0.47
PT	3.35	3.16	6.09
PD	1.55	1.46	6.35
RH	0.26	0.25	2.90
AU	0.24	0.23	4.12
CU	0.08	0.08	1.95
NI	0.22	0.22	1.29

The Table 17.7 tabulates and compares the length weighted mean value for the data and the block model estimates of each of the variables estimated.  The length weighted mean estimated values of the variables compare well with those of the data.  Comparison of the length weighted mean 3PGE+Au grade estimates with the back

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calculated mean 3PGE+Au grade value from the accumulation (MGT) and width (WID) estimates reveals a good agreement for the PGE estimates.  It is noted that some of the higher 3PGE+Au grade block estimates, which correlate well with the drillhole values, do not compare well with the back calculated 3PGE+Au grade value.  This is due to the lack of length weighting during kriging.  For this reason and due to the correlation of grade with width, 3PGE+Au grade is back calculated from the accumulation and width estimates.

17.4.4

Central Reef

Resource estimates for the Central Reef facies (excluding the footwall mineralisation) have a length weighted mean 3PGE+Au grade value of 9.39 g/t over a reef width of 0.74 m for the total block model area.  The estimated 3PGE+Au grade does not compare well with the length weighted data mean value of 8.03 g/t.  The back calculated 3PGE+Au grade of 8.21g/t compares better with length weighted data values.  The 3PGE+Au grade, reef width and accumulation block model estimates are illustrated in Figure 17.8, Figure 17.9 and Figure 17.10.  Block model estimates agree with drillhole data values.  Table 17.8 tabulates and compares the length weighted mean value for the data and block model estimate for each of the variables estimated.

Figure 17.8

Central Reef 3PGE+Au grade(g/t) resource estimates

7500.0 E
10000.0 E
-2807500.0 N
-2810000.0 N
Republic of South Africa
BUSHVELD COMPLEX
Legend
Portion 11 Boundary
Farm Boundary
PGE
0-4
4-5
5-6
6-7
7-8
8-9
9-10
10+
1:25000
0 250 500 750 1000 1250 1500

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Figure 17.9

Central Reef width (m) resource estimates

7500.0 E
10000.0 E
-2807500.0 N
-2810000.0 N
Republic of South Africa
BUSHVELD COMPLEX
Legend
Portion 11 Boundary
Farm Boundary
WID
0-0.4
0.4-0.5
0.5-0.6
0.6-0.7
0.7-0.8
0.8-0.9
0.9 +
1:25000
0
250
500
750
1000
1250
1500
N

Figure 17.10

Central Reef accumulation (mgt) estimates

7500.0 E
10000.0 E
-2807500.0 N
-2810000.0 N
Republic of
South Africa
BUSHVELD
COMPLEX
Legend
Portion 11 Boundary
Farm Boundary
MGT
0-2
2-4
4-6
6-8
8-10
10-12
12-14
14 +
1:25000
0
250
500
750
1000
1250
1500

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Higher Central Reef 3PGE+Au grades are noted around the Thick Reef embayment area.  It is possible that drillholes located within this area are influenced by the embayment area.

The Central Reef facies is influenced by the effects of rolling reef.  The Central Reef exhibits an inherent degree of variability when validating the estimates with the data.

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Table 17.8

Central Reef Block model length weighted mean value validations with Drillhole data.  Validations consider each layer seperately.

Reef	Drillhole mean	Block model mean	Difference
PGE	8.03	9.39	-15
WID	0.71	0.74	-5
MGT	6.91	6.08	14
PT	5.13	6.12	-16
PD	2.14	2.38	-10
RH	0.41	0.46	-12
AU	0.36	0.39	-8
CU	0.12	0.13	-13
NI	0.24	0.26	-8
SG	3.28	3.09	6
FW 0-20cm	Drillhole mean	Block model mean	Difference
PGE	5.00	4.99	-1%
PT	3.19	2.99	-6%
PD	1.80	1.69	-6%
RH	0.17	0.17	-1%
AU	0.23	0.24	3%
CU	0.06	0.05	-8%
NI	0.10	0.10	-2%
SG	2.98	2.98	0%
FW 20-40cm	Drillhole mean	Block model mean	Difference
PGE	3.21	2.88	-10%
PT	1.94	1.69	-13%
PD	1.10	0.97	-12%
RH	0.11	0.10	-11%
AU	0.20	0.17	-16%
CU	0.05	0.04	-16%
NI	0.09	0.08	-15%
SG	2.96	2.96	0%
FW 40-60cm	Drillhole mean	Block model mean	Difference
PGE	2.03	2.18	7%
PT	0.78	0.76	-2%
PD	0.50	0.50	0%
RH	0.07	0.06	-12%
AU	0.11	0.10	-4%
CU	0.03	0.03	6%
NI	0.06	0.06	1%
SG	2.90	2.90	0%

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FW 60-80cm	Drillhole mean	Block model mean	Difference
PGE	1.59	1.86	17%
PT	0.77	0.81	5%
PD	0.41	0.43	5%
RH	0.05	0.05	2%
AU	0.07	0.09	15%
CU	0.02	0.03	17%
NI	0.05	0.06	14%
SG	3.00	3.02	1%
FW 80-100cm	Drillhole mean	Block model mean	Difference
PGE	0.36	0.44	22%
PT	0.17	0.17	-3%
PD	0.23	0.20	-13%
RH	0.02	0.02	-13%
AU	0.04	0.04	-12%
CU	0.02	0.02	2%
NI	0.04	0.04	-7%
SG	3.02	3.03	0%

Estimated prill values do not tally exactly with the estimated 3PGE+Au grades, as each element is estimated independently.  Good correlation of the totals of the estimated prill values with the estimated 3PGE+Au values provide additional confidence in these estimates.

In addition to the above validations, the Central Reef footwall mineralisation was validated visually with vertical slices through the block model and drillholes (Figure 17.11).  There is good agreement between the estimated values and the drillhole data for the individual footwall layers.  In addition, the quick drop off in estimated footwall grades with depth below reef, agrees with the observed data trends.

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Figure 17.11

A vertical section of the Central reef footwall mineralisation’s drillholes and block model layers, illustrating a reasonable correlation of the block model estimate with the drillhole values.

10000
10500
11000
11500
2
0
-2
-4
PGE
FROM TO
0.0 1.0
1.0 2.0
2.0 3.0
3.0 4.0
4.0 5.0
5.0 6.0
6.0 7.0
7.0 +

17.4.5

UG2 Chromitite

Resource estimates for the UG2 Chromitite (excluding the footwall mineralisation) have an average 3PGE+Au grade value of 4.84 g/t over a reef width of 0.73 m for the total area.   The 3PGE+Au grade, reef width and accumulation block model estimates are illustrated in Figure 17.12, Figure 17.13 and Figure 17.14.  Block model estimates agree with drillhole data values, but smoothing is noted in areas with sparse drillhole spacing.  Snowden notes the relatively higher widths and lower grades associated with the abutment area which is located immediately west of the Styldrift project area.

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Figure 17.12

UG2 Chromitite 3PGE+Au grade resource estimates

7500.0 E
10000.0 E
-2807500.0 N
-2810000.0 N
Republic of South Africa
BUSHVELD COMPLEX
Legend
Portion 11 Boundary
Farm Boundary
PGE
0-4
4-5
5-6
6-7
7-8
8-9
9-10
10-+
1:25000
0 250 500 750 1000 1250 1500 1750
N

Figure 17.13

UG2 Chromitite width estimates

7500.0 E
10000.0 E
-2807500.0 N
-2810000.0 N
Republic of South Africa
BUSHVELD COMPLEX
Legend
Portion 11 Boundary
Farm Boundary
WID
0-0.4
0.4-0.5
0.5-0.6
0.6-0.7
0.7-0.8
0.8-0.9
0.9 +
1:25000
0 250 500 750 1000 1250 1500 1750
N

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Figure 17.14

UG2 Chromitite accumulation (mgt) estimates

7500.0 E
10000.0 E
-2807500.0 N
-2810000.0 N
Republic of South Africa
BUSHVELD COMPLEX
Legend
Portion 11 Boundary
Farm Boundary
MGT
0-2
2-4
4-6
6-8
8-10
10-12
12-14
14 +
1:25000
0 250 500 750 1000 1250 1500 1750

17.4.6

Conditional simulation

Sequential Gaussian Simulation (SGS) of the accumulation (mgt) variable was completed for the various Merensky Reef facies.  The accumulation variable was selected due to its ability to quantify the error on the estimate of the actual ounces in the ground.  The following process was completed:

•

Drillhole data was declustered to a grid size of 50 m and normalized.

•

The normal score variograms of the composites were compared with and correspond almost exactly with the traditional variograms.  The traditional variogram models were standardized to a total sill value of 1 and were used for the simulation.

•

The 2 dimensional reef block models generated during the resource estimation were used as the prototype for the simulation.  The models cell size was set to 800 m by 800 m for the Merensky.

•

The node fraction was set at 1/5th   of the original block size.  This equates to a node grid of 80 m by 80 m for the Merensky.

•

40 realisations were simulated, using the estimation parameters as per the kriging and all the drillhole data values used for kriging.

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•

Simple kriging was used for the simulation of the Main Reef due to the sparse grid spacing of the drillhole data.  Ordinary kriging was used for the other Merensky Reef facies.

•

Simulations were supported by comparing the cumulative probability of the simulations data with the raw data and by comparing the input variogram models with experimental variography for a simulation.  Figure 17.15 and Figure 17.16 are examples of these comparisons for the Main Reef simulation.  The simulations demonstrate some variability, which is inherent to each of the facies areas.

Figure 17.15

Main Reef probability plot of the mgt simulations number 1 to 34 compared to the drillhole data (solid red line)

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Figure 17.16

Main Reef, simulation  1, normalised variogram (red), illustrating a consistent behaviour with the drillhole variogram (green)

•

In terms of quantifying the error in the kriged estimate, the simulations were used to calculate a percentage error for the tonnage per block.

•

The simulations were re-blocked to the original parent block model prototype.  The simulations per block were combined to provide population distributions of the simulated accumulation variable for each block for the Merensky Reef facies.  The following calculations were performed in Datamine:

-

90%Confidence = Simulation Standard deviation * 1.645

-

90% relative percentage difference = 90%Confidence/simulation mean

-

90%Confidence absolute limit = kriged value * 90% relative percentage difference

-

Estimate scaled Standard deviation (SD) = 90% Confidence absolute limits / 1.645

-

% Relative error = SD/kriged value

According to Anglo Platinum classification standards, for a 12 month production period, a percentage error in excess of 20% should be classified as an Inferred Resource, percent errors between 10% and 20% should be classified as an Indicated Resource and a Measured Resource should have errors less than 10%.  For the Merensky Reef and an anticipated mining rate of 250,000 tons per month, 1 year’s mining would equate to four 400 m by 400 m blocks based on a reef width of 1.5 m.  Lower errors may be anticipated for four combined blocks when compared to one.

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17.5

Resource classification

Resource classification considers the conditional simulation results, drillhole spacing, geological continuity (variogram range of influence), the kriging variance, kriging efficiency and regression slope.  Snowden’s resource classification for the Portion 11 resource estimates was guided by Appendix 1 of the SAMREC code, as well as the following standards:

1.

Where appropriate, the probabilistic approach of conditional simulation results were used to asses the risk associated with the grade and tonnage estimates, by using the accumulated 3PGE+Au metal content.  This risk was scaled to a 12 month production period and determined at 90% confidence limits.  The guidelines are:

a.

A Mineral Resource is consistent with a Measured Resource category when the scaled risk associated with the accumulated metal content estimate is less than or equal to 10%

b.

A Mineral Resource is consistent with an Indicated Resource category when the scaled risk associated with the accumulated metal content estimate is greater than 10% but less than or equal to 20%

c.

A Mineral Resource is consistent with an Inferred Resource category when the scaled risk associated with the accumulated metal content estimate is greater than 20%

2.

Variogram ranges:

a.

A resource estimate is consistent with a Measured Resource where the estimation has been performed using data within the range at 2/3 of the sill of the variogram and where there is sufficient supporting information

b.

A resource estimate is consistent with an Indicated Resource where there is not enough confidence in the available information to classify the resource as a Measured Resource, but where the estimation has been performed using data within the range of the variogram and there is sufficient other information to support the Indicated category

c.

A resource estimate is consistent with an Inferred Resource where there is not enough confidence in the available information to classify the resource as a Measured or Indicated Resource and there is sufficient information, as stipulated by the SAMREC code, to support the Inferred category

3.

Kriging Variance of a standardised variogram:

a.

Variance values less than 0.2  equates to a Measured Resource

b.

Variance values between 0.2 and 0.4 equates to an Indicated Resource

c.

Variance values greater than 0.4 equates to an Inferred Resource

In addition to these guidelines, Snowden has considered the resource estimate risk assessment presented in section 6 of this document and the reconciliation of this resource estimate with the previous estimates.  Where the reconciliation of the current resource estimate with the previous resource estimate demonstrates changes in excess of 10%, classification of these resources should be restricted to the Indicated and Inferred categories.

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17.5.1

Main Reef

The Main Reef facies has sparse drillhole grid spacing.  Reef continuity in terms of stratigraphic sequence, lithology and reef width is good.  Only Inferred Mineral Resources were classified for the Main Reef in Portion 11 (Figure 17.17).  Lower confidence than indicated by the simulation and kriging should be anticipated within the transition zone between the Thick Reef facies and the Main Reef facies area.  Widely spaced drillholes have not enabled a good understanding of this transitions zones true geological character.  As a result risk along this boundary is considered to be higher than the surrounds.

17.5.2

Thick Reef

The Thick Reef resource estimate was supported by a well spaced drillhole data set.   As a result a small area along the eastern boundary of Portion 11 was classified as Indicated Mineral Resources (Figure 17.17).  The stratigraphic sequence and lithological continuity across this facies was good, with correlation of lithological changes and the oriented continuity observed in the variography.  In particular, the south western edge of the Thick Reef facies is characterised by narrower reef widths, higher grades and the absence of the lower harzburgitic rock type.  In contrast, the north eastern edge of the Thick Reef facies was characterised by much thicker reef widths, lower grades and a definite harzburgitic rock type developed towards the base of the Thick Reef.

17.5.3

Central Reef

Review of the estimates from within the Central Reef area highlights low kriging variance of the accumulation estimate.  Consideration of the classification criteria has enabled 28% of the total estimated resource to be classed as a Measured Resource.  52% of the area is classed as an Indicated Resource and the remaining 20% as an Inferred Resource.   For Portion 11, the Indicated Mineral resources are located in the south eastern corner of the property (Figure 17.17).  In addition the Central Reef facies area is anticipated to have rolling reef.  This influences estimation errors with slightly higher variability than the surrounding facies areas and consequently only has a relatively small area classed as a Measured Resource.

17.5.4

UG2 Chromitite

The total UG2 Chromitite Mineral Resource estimate was classified with 21% as an Indicated Resource and the remaining 79% as an Inferred Resource.  Low kriging variances for the accumulation variable were located in the central areas with the lower grid spacing.  For Portion 11, there were minimal resources classified as Indicated Mineral resources.  These were located in the south eastern corner of Portion 11 (Figure 17.18).  There was a decrease in kriging efficiency and an increase in kriging variances towards the peripheral areas.  This is due to the relatively lower drill grid spacing for these areas.

The continuity of the stratigraphic sequence and associated lithologies has influenced the resource classification.  In particular, Snowden notes that the Indicated Resource area is influenced by the presence of the leader chromitite layer.  The accurate delineation and estimation of this layers width and area of occurrence is going to impact on mining method selection across this area.  Similarly, Snowden notes, that the UG2 hangingwall and footwall layers did not compare as well with their data values as did the UG2 chromitite.  Additional factors influencing the UG2 resource classification was the

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lower than expected kriging efficiencies, regression slope values and kriging variance values.

Figure 17.17

Merensky Mineral Resource classification

7500.0 E
10000.0 E
-2807500.0 N
-2810000.0 N
Republic of
South Africa
BUSHVELD
COMPLEX
N
Legend
Portion 11 Boundary
Farm boundaries
Inferred Classification
Indicated Classification
1:25000
0 250 500 750 1000 1250 1500 1750

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Figure 17.18

UG2 Mineral Resource classification

7500.0 E
10000.0 E
-2807500.0 N
-2810000.0 N
Republic of South Africa
BUSHVELD COMPLEX
N
Legend
Portion 11 Boundary
Farm boundaries
Inferred Classification
Indicated Classification
1:25000
0 250 500 750 1000 1250 1500 1750

17.5.5

Mineral Resource estimate comparisons

The Main Reef facies has had no change in drillhole data since its previous estimate in 2005.  Hence no comparisons of this current estimate were available for the Main Reef facies.

Reconciliation of the total Thick Reef resource estimate area (Table 17.9) compares well with the previous resource of 2005 with none of estimated variables exceeding a change of more than 13%.  Considering that the 2005 resource estimate was classified as 81% Indicated and 19% Inferred, this upgraded resource estimate has changed within the anticipated confidence limits.  The width estimate has increased by 7% and the 3PGE+Au grade estimate has increased by 3%.  Overall, the Thick Reef content has increased by 10%.

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Table 17.9

Thick Reef resource estimate reconciliation with the 2005 resource estimate

	2005	2006	Var	% Change
Width	1.83	1.96	0.13	7%
Accumulation	9.57	10.5	0.97	10%
PGE Est	5.23	5.38	0.15	3%
Pt	3.27	3.14	-0.13	-4%
Pd	1.49	1.43	-0.06	-4%
Rh	0.24	0.24	0.00	0%
Au	0.24	0.23	-0.01	-4%
Cu	0.08	0.08	0.00	0%
Ni	0.22	0.21	-0.01	-6%
% Measured	0%	39%	0.39	39%
% Indicated	81%	40%	-0.41	-51%
% Inferred	19%	21%	0.02	11%

Reconciliation of the Central Reef facies resource estimate (Table 17.10) compares well with the previous resource of April 2006 with none of variables exceeding a change of more than 11%.  Overall there was an increase in the Measured and Indicated resources of 2% and 3% respectively.  Width has increased slightly by three centimeters and accordingly grade has decreased by three percent.  Content remains unchanged.

Table 17 .10

Central Reef reconciliation of this resource estimate with the previous April 2006 resource estimate.

	Apr-06	Aug-06	Var	% Change
Width	1.75	1.78	0.03	2%
Accumulation	9.61	9.57	-0.04	0%
PGE	5.49	5.37	-0.14	-3%
Pt	3.45	3.32	-0.13	-4%
Pd	1.45	1.45	0.00	0%
Rh	0.24	0.23	-0.01	-4%
Au	0.24	0.23	-0.01	-4%
Cu	0.074	0.082	0.008	11%
Ni	0.145	0.142	-0.003	-2%
Density	3.13	3.32	0.19	6%
% Measured	28%	31%	2.00	2%
% Indicated	49%	48%	3.00	3%
% Inferred	24%	20%	-5.00	-5%

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At the time of this UG2 Mineral Resource estimate, there were no previous UG2 estimates to for comparisons to be made.

17.5.6

Resource estimate risk

Risk in the resource estimate is considered and includes some structural risks as identified by the drillhole data and the 3D seismic survey.  Snowden recommends that structural risks need to be assessed for a more detailed study.

Check list Table 17.11 summarizes Snowden’s assessment of the risk to the estimate.

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Table 17.11

Mineral Resource estimate check list of data, geology and estimation

Parameter	Risk	Comments
Geology
Planning of boreholes	Low to Moderate	Areas of low and high drillhole density may result in lower confidence in the resource estimate for targeted mining areas.
Drilling techniques	Low	Wireline NQ (~48mm diameter core) diamond drilling providing good size geological and sampling drill core. Three deflections drilled per reef intersection per hole.
Borehole collar survey	Low	Collar co-ordinates are available in the Anglo Platinum database. All holes are surveyed at high resolution by a qualified person.
Core recovery	Low	Recoveries are logged and documented. No major core losses were recorded and where they did exist, holes were removed.
Logging	Low	Done to good detail with regular review of logging standards and data.
Sampling	Low	Sampling method is representative of the ore body mineralisation and in almost all cases covers the extent of footwall mineralisation. Older holes were not sampled for prill assay analysis.
Borehole log storage	Low	Records originate from Anglo Platinum where they are stored in a Sable database. Paper log trails are available and are stored for reference.
Geological structure	Low	Structural geology is a medium risk. This has been addressed with an extension 3D seismic survey but results are not covered in this update.
Sampling QAQC	Low to Moderate

Preliminary QAQC data was available for the new drillhole data.  Snowden notes that a thorough QAQC system is in place and that full results were simply not available at the time of this report. Previous QA/QC is in place and demonstrates appropriate sampling and assay results.

Verification of results	Low

Snowden was not provided with independent data verification results.  However, the Anglo Platinum deflections are used to verify width and grade of mother-hole intersections. Variability in width and grade is observed, but believed inherent for the ore body.

Relative density	Low to moderate

No density samples were available for older drillholes.  According to Snowden’s experience with Bushveld geology, density values exhibit tight population distributions.  The anomalously low UG2 chromitite density values were removed.

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Database integrity	Low to moderate

Drillhole databases are managed within the Sable database system, with appropriate paper trails and auditable tracking of samples and sample results to the laboratories. A combined database needs to be compiled.

Parameter	Risk	Comments
Resource estimate
Geological interpretation	Low	Proportion of potholes is estimated. Stratigraphy indicates rolling reef for the Merensky Reef. Geological loss estimates consider all available data and have been estimated by Anglo Platinum.
Estimation and modelling techniques	Low	Resource estimation uses standard accepted geostatistical methods.
Model validation	Low	Block models validate well with the raw drillhole data.
Cut-off grades	Low	1 g/t cut-off applied to Merensky reef, and are in line with zones of mineralisation.
Metallurgical factors	Low to Moderate	Little to no information available. The presence of a Merensky harzburgite could negatively impact on recoveries.
Resource classification	Low	Models validate well and the risk is consistent with that from the conditional simulation.

17.6

Resource reporting

Based on resource classification, Mineral Resource estimates are detailed in Table 17.12 and are summarized in Table 17.13 and Table 17.14 for the Merensky Reef and the UG2 Chromitite.   Indicated Resources may be upgraded to a reserve category with consideration of all modifying factors.

The Merensky Mineral Resource estimates are modified according to a minimum width of 0.8 m and a cut off 3PGE+Au grade of 2 g/t.  The Main Reef estimates have a width of 1.11 m and a 3PGE+Au grade of 7.26 g/t.  The Central Reef Mineral resource estimates have a 1.19 m width and a 3PGE+Au grade of 6.17 g/t.  The Thick Reef facies yields an attractive overall accumulation value of 924 cmg/t with a width of 1.55 m and a grade of 5.96 g/t.

UG2 Chromitite Mineral resource estimates are fair with a 3PGE+Au grade estimate of 4.61 g/t over a width of 1.23 m.  In situ UG2 Mineral Resource estimates are modified according to a minimum width of 0.9 m.  Where footwall pegmatoidal pyroxenite occurs, a reasonable grade of above 3 g/t 3PGE+Au is estimated.  However, the footwall pegmatoidal pyroxenite is only developed over a small area, and if not present, footwall dilution will be considerably higher with 3PGE+Au grades of less than 1 g/t.

The UG2 resource is complicated by its hangingwall stratigraphy.  The resource tabulation totals only consider a minimum mining width of 0.9 m inclusive of the UG2 Chromitite and its footwall.  The tabulation does not combine any of the diluting

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hangingwall layers.  Technically, where the first pyroxenite parting to the Leader chromitite width is less than 0.5 m, there is a high risk to mining of maintaining the hangingwall stability.  The same is true of the pyroxenite parting width between the Leader chromitite and the Triplet chromitites.  These criteria would only enable portions of the UG2 Chromitite to be mined as a narrow higher grade layer, with minimal dilution.

A 20%-30% total geological loss was applied to the area to accommodate for areas of potentially un-mineable structural and geological conditions.  This geological loss considers losses for faults, dykes, potholes and an area of iron replacement pegmatite.

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Table 17.12

Detailed classified Mineral  Resource for the Portion 11 area.

Indicated Resource	Plan Area (Mm2)	Dip	Dip Area (Mm2)	Width (m)	Density (g/cm3)	Geo Loss (%)	Tonnage after Geo Loss (Mtons)	Grade (3PGE+Au g/t)	Content (3PGE+Au) ( tons)	Million ounces (3PGE+Au)
Thick Reef Facies	0.03	4	0.03	1.18	3.27	24	0.1	7.94	0.72	0.02
Central Reef Facies	0.05	4	0.05	1.24	3.09	27	0.12	6.94	0.91	0.03
Total Merensky							0.22	7.38	1.63	0.05

Total UG2	0.02	9	0.02	1.27	3.82	30	0.05	4.32	0.23	0.01

Total							0.27	6.79	1.86	0.06

Inferred Resource	Plan Area (Mm2)	Dip	Dip Area (Mm2)	Width (m)	Density (g/cm3)	Geo Loss (%)	Tonnage after Geo Loss (Mtons)	Grade (3PGE+Au g/t)	Content (3PGE+Au) ( tons)	Million ounces (3PGE+Au)
Main Reef Facies	0.11	9	0.12	1.11	3.2	20	0.3	7.26	2.39	0.08
Thick Reef Facies	3.38	4	3.39	1.55	3.24	24	13	5.95	77.05	2.48
Central Reef Facies	1.03	4	1.03	1.19	3.15	27	2.8	6.13	17.23	0.55
Total Merensky							16.1	6.01	96.67	3.11

Total UG2	4.72	9	4.78	1.23	3.95	30	16.24	4.62	74.93	2.41

Total							32.34	5.31	171.61	5.52

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Table 17.13

Indicated Mineral Resources for Portion 11, Frischgewaagd 96JQ,  50% in the WBJV , 100% Project Estimate Below

	Cut-off Resource width (metres)	Million tons (100% of Portion 11)	Grade (g/t ) 3PGE+Au	Resource width average (m)	Million Grams (3PGE+Au)	Million ounces (3PGE+Au)	Million ounces (3PGE+Au) 50% attributable WBJV
Merensky Reef (October 2006)	1.18-1.24	0.22	7.38	1.21	1.63	0.05	0.025
UG2 Reef (April 2006)	1.27	0.05	4.32	1.27	0.22	0.007	0.004
Total	1.18-1.27	0.27	6.79	1.22	1.85	0.06	0.03
4E Prill Split estimates	Pt	Pd	Rh	Au
Merensky Reef	62%	28%	5%	5%
g/t	4.57	2.07	0.37	0.37
UG2 Chromitite	59%	29%	11%	1%
g/t	2.55	1.25	0.47	0.04

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Table 17.14

Inferred Mineral Resources for Portion 11, Frischgewaagd 96JQ,  50% in the WBJV , 100% Project Estimate Below

	Cut-off Resource width (metres)	Million tons (100% of Portion 11)	Grade (g/t ) 3PGE+Au	Resource width average (m)	Million Grams (3PGE+Au)	Million ounces (3PGE+Au)	Million ounces (3PGE+Au) 50% attributable WBJV
Merensky Reef (October 2006)	1.11-1.55	16.1	6	1.46	96.67	3.11	1.55
UG2 Reef (April 2006)	1.23	16.24	4.62	1.23	74.93	2.41	1.2
Total	1.11-1.55	32.34	5.31	1.34	171.61	5.52	2.75
4E Prill Split estimates	Pt	Pd	Rh	Au
Merensky Reef	62%	28%	5%	5%
g/t	3.72	1.68	0.3	0.3
UG2 Chromitite	59%	29%	11%	1%
g/t	2.72	1.34	0.51	0.05

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18

Other relevant data and information

There is no additional data or detailed explanation relevant to the contents of this technical report.

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19

Interpretation and conclusions

The resource estimate of the Merensky Reef facies for the area demonstrates a degree of variability that is inherent to the different facies areas.  The areas unique regional locality is influenced by its proximity to the Pilanesberg Complex, the abutment of the Bushveld rocks with the underlying Transvaal sediments in the west and the resultant shallow layer dips of the area.  This has positively influenced the Merensky mineralisation with wider than normal mineralised widths, as observed in the Thick Reef facies.  The wide vertical widths of the mineralisation extend westwards from the Thick Reef area into the Central Reef facies.  When compared to the Thick Reef facies, the Central Reef facies accommodate the PGM contents with footwall mineralisation and narrower Merensky Reef widths.    Further, these facies areas are characterised by a degree of grade and width variability which is influenced by the rolling reef located along the transition zones between the different facies and within the Central facies area.  The geostatistics and conditional simulation supports this variability with higher errors relative to their surrounding facies.  Whilst there appears to be good continuity within the facies areas themselves, it must be noted that the reef continuity within the transition areas between facies is likely to be affected by rolling reef.  Inclusion of drillhole data within these transitions zones will impact on the current continuity and additional drillholes in these areas will benefit confidence and future mine planning.  Footwall models have been estimated for 20 cm widths allowing incremental inclusion of the successive footwall layers.  Footwall mineralisation is separated from the Merensky Reef mineralisation due to its association with different lithologies and statistical properties.  This modelling approach is believed appropriate for the skewed distribution of these respective layers mineralisation.  A risk for these models is over estimation.  To minimize the influence of the low percentage of high grade samples, Snowden has applied a cutting routine for each of the footwall layers.

The UG2 resource estimates have been restricted to facies associated with the various lithological layers in the hangingwall and footwall of the main PGE bearing UG2 chromitite.  The UG2 resource opportunities will be influenced by the successive hangingwall parting widths to the Leader and Triplet chromite stringers.  This will influence dilution, and it is noted that with a 50 cm parting, that most of the joint venture area will have to be mined up to the top of the Triplet chromitite package.   The UG2 chromitite is characterised by variable footwall lithologies across the joint venture area, which may impact on future resource estimates.  This will require some re-logging of the UG2 footwall rock types in order to classify the stratigraphic sequence for the UG2.

A conditional simulation was completed for the accumulation variable (content) of all the Merensky facies areas.  The percentage error calculations are at 90 % confidence limits per estimated block and are used to guide the resource classification.  Snowden would recommend that the same be completed for the UG2 Chromitite, providing more comprehensive criteria for Mineral resource classification.

Geological loss estimates have been provided by Anglo Platinum and are based on a comprehensive set of database information including bench marking with the nearby BRPM mine.  The 3D seismic survey has had an important impact on the resource estimate, by assisting with the delineation of major structural features and the facies areas.  Geological loss factors are included in the resource statement and are removed from the declared tonnages.

In summary, this resource estimate has included as many of the new drillholes and assays that were available at the time of the estimate.  This has improved confidence in the current resource estimate.

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20

Recommendations

Snowden has no understanding or detail relevant to planned work programs for the Portion 11 area.  The Portion 11 resource classification is only suitable for conceptual levels of study and may be upgraded with additional drillhole data and geological information.  Additional drilling within Portion 11 would also add confidence to the current interpretation of the geological facies and in particular the interpretation between the Main Reef and Thick Reef Facies.

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21

References

Gray, D, 2006, Anglo Platinum : Styldrift UG2 model update, Project No 5829, Resource Estimates for the Merensky and UG2 chromitite.

Gray, D, 2006, Anglo Platinum : Styldrift resource estimate, Project No 5548, Resource Estimates for the Merensky and UG2 chromitite.

Muller, C. J, 2007, Inferred Mineral Resource estimation on Project Area 2 of the Western Bushveld Joint Venture (WBJV) located on the western limb of the Bushveld Igneous Complex, South Africa, Minxcon.

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22

Date and Signatures

North West Province, Republic of South Africa, ,

North West Province, The Republic of South Africa

Issued by:

 Platinum Group Metals (RSA) Ltd.

June 2007

                                    15 June 2007

----------------------------------                                        -------------------------

David B. Gray                                                                 Date

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23

Certificates

CERTIFICATE of QUALIFIED PERSON

(a) I, David B Gray, Principal Consultant of Snowden Mining Industry Consultants Inc., 87 Colin st., West Perth, Perth, WA, 6872; do hereby certify that:

(b) I am a co-author of the technical report titled Mineral Resource Estimate, Frischgewaagd 96JQ Portion 11 and dated 15 June 2007 (the ‘Technical Report’) relating to the Portion 11 property.

(c)  I graduated with an Honours Degree in Bachelor of Science in Geology from the University of Rhodes in 1988.  I registered as a member of the South African Council for Natural Scientific Professions.  I have worked as a geologist continuously for a total of 17 years since my graduation from university.

I have read the definition of ‘qualified person’ set out in National Instrument 43-101 (‘the Instrument’) and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements of a ‘qualified person’ for the purposes of the Instrument.  I have been involved in mining and resource evaluation practices for more than 15 years, which included resource evaluation of precious metal mineral resources.

(d) I have visited the Portion 11 property and its surrounds on numerous occasions over the last 6 years.  The most recent visit was conducted in July 2006.

(e)  I am responsible for the preparation of certain sections of the Technical Report as referenced in Section 3 of the Technical Report.

(f)  I am independent of the issuer as defined in section 1.4 of the Instrument.

(g) I have not had prior involvement with the property that is the subject of the Technical Report.

(h)  I have read the Instrument and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

(i)  As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Perth, Australia this 15th Day of June, 2007.

David B. Gray, BSc Hons (Geol), Pr Sci Nat

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A          Definitions

NI43-101

PART 1 DEFINITIONS AND INTERPRETATION

1.1

Definitions - In this Instrument

“adjacent property” means a property

(a)

in which the issuer does not have an interest;

(b)

that has a boundary reasonably proximate to the property being reported on; and

(c)

that has geological characteristics similar to those of the property being reported on;

“data verification” means the process of confirming that data has been generated with proper procedures, has been accurately transcribed from the original source and is suitable to be used;

“development property” means a property that is being prepared for mineral production and for which economic viability has been demonstrated by a feasibility study;

“disclosure” means any oral statement or written disclosure made by or on behalf of an issuer and intended to be, or reasonably likely to be, made available to the public in a jurisdiction of Canada, whether or not filed under securities legislation, but does not include written disclosure that is made available to the public only by reason of having been filed with a government or agency of government pursuant to a requirement of law other than securities legislation;

“early stage exploration property” means a property that has:

(a)

no current mineral resources or mineral reserves defined; and

(b)

no drilling or trenching proposed;

in a technical report being filed in a local jurisdiction;

“exploration information” means geological, geophysical, geochemical, sampling, drilling, trenching, analytical testing, assaying, mineralogical, metallurgical and other similar information concerning a particular property that is derived from activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit;

“feasibility study” means a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production;

“historical estimate” means an estimate of mineral resources or mineral reserves prepared prior to February 1, 2001;

“IMMM Reporting Code” means the classification system and definitions of mineral resources and mineral reserves approved by The Institution of Materials, Minerals, and Mining in the United Kingdom, as amended;

“JORC Code” means the Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia, as amended;

“mineral project” means any exploration, development or production activity, including a royalty interest or similar interest in these activities, in respect of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals;

“NI 44-101” means National Instrument 44-101 Short Form Prospectus Distributions;

“preliminary assessment” means a study that includes an economic analysis of the potential viability of mineral resources taken at an early stage of the project prior to the completion of a preliminary feasibility study;

“preliminary feasibility study” and “pre-feasibility study” each mean a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve;

“producing issuer” means an issuer with annual audited financial statements that disclose

(a)

gross revenues, derived from mining operations, of at least $30 million for the issuer’s most recently completed financial year; and

(b)

gross revenues, derived from mining operations, of at least $90 million in the aggregate for the issuer’s three most recently completed financial years;

“professional association” means a self-regulatory organization of engineers, geoscientists or both engineers and geoscientists that

(a)

is

(i)

given authority or recognition by statute in a jurisdiction of Canada, or

(ii)

a foreign association listed in Appendix A;

(b)

admits individuals on the basis of their academic qualifications and experience;

(c)

requires compliance with the professional standards of competence and ethics established by the organization; and

(d)

has disciplinary powers, including the power to suspend or expel a member;

“qualified person” means an individual who

(a)

is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;

(b)

has experience relevant to the subject matter of the mineral project and the technical report; and

(c)

is in good standing with a professional association and, in the case of a foreign association listed in Appendix A, has the corresponding designation in Appendix A;

“quantity” means either tonnage or volume, depending on which term is the standard in the mining industry for the type of mineral;

“SAMREC Code” means the South African Code for Reporting of Mineral Resources and Mineral Reserves prepared by the South African Mineral Committee (SAMREC) under the auspices of the South African Institute of Mining and Metallurgy (SAIMM), as amended;

“SEC Industry Guide 7” means the mining industry guide entitled “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” contained in the Securities Act Industry Guides published by the United States Securities and Exchange Commission, as amended;

“technical report” means a report prepared and filed in accordance with this Instrument and Form 43-101F1 Technical Report that does not omit any material scientific and technical information in respect of the subject property as of the date of the filing of the report; and

“written disclosure” includes any writing, picture, map or other printed representation whether produced, stored or disseminated on paper or electronically, including websites.

1.2

Mineral Resource - In this Instrument, the terms “mineral resource”, “inferred mineral resource”, “indicated mineral resource” and “measured mineral resource” have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as those definitions may be amended.

1.3

Mineral Reserve - In this Instrument, the terms “mineral reserve”, “probable mineral reserve” and “proven mineral reserve” have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as those definitions may be amended.

1.4

Independence - In this Instrument, a qualified person is independent of an issuer if there is no circumstance that could, in the opinion of a reasonable person aware of all relevant facts, interfere with the qualified person’s judgment regarding the preparation of the technical report.